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INTERNATIONAL LIMITED |

ENDEAVOUR SILVER CORP.

NI 43-101 TECHNICAL REPORT
AUDIT OF THE
MINERAL RESOURCE ESTIMATE
FOR THE
PARRAL PROJECT
(EL COMETA PROPERTY)

CHIHUAHUA STATE
MEXICO

March 15, 2010

Report By
William J. Lewis, BSc., P.Geo.
Thomas C. Stubens, M.A.Sc., P.Eng.

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135   Fax (1) (416) 362 5763

Table of Contents

APPENDIX

List of Tables

List of Figures

1.0   SUMMARY

Micon International Limited (Micon) has been retained to provide an independent audit and review of the 2008 mineral resource estimate for the El Cometa property located on the Parral project in the State of Chihuahua, Mexico and owned by Endeavour Silver Corp. (Endeavour Silver).   This Micon NI 43-101 Technical Report is an update of the SRK Consulting (SRK) Technical Report dated March, 2008 and posted on the System for Electronic Document Analysis and Retrieval (SEDAR).   SEDAR is the filing system developed for the Canadian Securities Administrators (CSA).

This report constitutes an audit of the December 31, 2008, mineral resource estimate conducted on the El Cometa property by Endeavour Silver.   Endeavour Silver's mineral resource estimate was an in-house estimate based on further exploration conducted in 2008 after publication of the March, 2008, SRK Technical Report.   Micon's audit was conducted to ensure that the resource estimate complied with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions required by Canadian National Instrument 43-101 (NI 43-101).

The term "El Cometa property" refers to the El Cometa concession where Endeavour Silver conducted its exploration program and resource estimate.   The term "Parral project" refers to the entire land package acquired or held by Endeavour Silver in the Parral area.

1.1   PROPERTY DESCRIPTION

The El Cometa property consists of one roughly 19.6 hectare (ha) mineral concession.   The mineral concession is bisected by a southwest trending highway that serves as access for the small mining city of Santa Barbara, about 20 km distant.   The southern and eastern portions of the El Cometa property are beneath a residential district and surface access is restricted in those areas.   The northern half of the concession and the area to the west underneath which the vein dips is open ground.

The El Cometa mining concession is registered in the municipality of Hidalgo del Parral (Parral), a city of approximately 100,000 inhabitants in the southern portion of the State of Chihuahua, Mexico.   The El Cometa concession is approximately 4 km from the centre of Parral.   The site is within the mining district of Parral, a roughly 10 km by 10 km area north and west of Parral.   The mining district is further subdivided into sub-districts; El Cometa is part of the Nueva Minas sub-district, named for a small town built in 1645 around a thriving silver mining industry exploiting the Veta Colorada.

1.2   OWNERSHIP

Endeavour Silver acquired the El Cometa deposit and property in 2006 and it is part of Endeavour Silver's Parral exploration project.   Endeavour Silver carried out three phases of surface exploration drilling from 2006 through 2008 on the Cometa property.

The El Cometa concession was held under a mining option agreement (Contrato de Explotacion y Opcion Minera) by Minera Plata Adelante, S.A. de C.V. (Minera Plata), a wholly-owned subsidiary of Endeavour Silver. The option agreement was signed on August 7, 2006. In August, 2009, Minera Plata exercised its purchase option by making the final option payment. Minera Plata currently holds a 100% undivided interest in the El Cometa concession.

On August 14, 2009, Endeavour Silver announced that it had acquired an option to purchase the San Juanico property, located adjacent to the El Cometa concession.

The San Juanico mine property includes the Ampliacion de San Juanico, Dolores and El Jazmin concessions and covers an area of 17.1157 ha. These concessions also straddle approximately 800 m of the mineralized San Juanico-Cometa vein structure to the north of and adjoining the El Cometa property.

Endeavour Silver can acquire a 100% interest in the San Juanico property by making US $130,000 in four cash payments over 18 months and a final payment 24 months after signing the option agreement. The final payment amount ranges from a minimum of US $300,000 to a maximum of US $1.9 million and is dependent upon the Silver Equivalent metal content of a NI 43-101 compliant mineral reserve and mineral resource estimate (excluding Inferred resources). Only gold and silver grades will be used to calculate the silver equivalent based on the ratio of silver and gold prices.

Endeavour Silver has also entered into a joint venture agreement with the current owner of San Juanico to share in the development of and production from the properties during the 24 month option period. Endeavour Silver's subsidiary Minera Plata has advanced the owner US $150,000 as a loan to rent or purchase mining equipment and supplies sufficient to redevelop the San Juanico mine back into small scale production. The loan is secured by a first mortgage on the San Juanico property. The parties shall participate in the profits and losses resulting from the operations that constitute the joint venture agreement on a 50:50 basis.

At present, the Parral project consists of 4 mineral concessions. The mineral concessions vary in size and are nearly contiguous, with a total property area of 36.6693 ha. The annual 2010 concession tax for the Parral project properties is estimated to be approximately 4,634 Mexican pesos (pesos), which is equal to about US $361 at an exchange rate of 12.84 pesos to US $1.00 dollar.

1.3   HISTORY

The city of Parral was established in 1600 with the first records in the archives dating to 1612. The first official register of mines, in the year 1632, is a volume of 485 pages.

In 1820, a commission was appointed to report on the condition of the mining region of Parral. The object of the inquiry was to provide information to support a project to reopen

some of the mines which, two centuries previously, had produced a large amount of silver. However, while the plan failed, a large amount of historical information was obtained.

Also, in 1820, the principal mines in the Villa del Parral were those in the hills nearest the villa. It was noted that, although the mines were rich, they were abandoned when the water table was reached due to the lack of proper equipment to pump the water and sink the shafts to the required depths.

Transportation was another problem for the Parral mining district and, prior to the advent of the railroad, ores were hauled by wagon to Jimenez and shipped from there to Socorro, N.M., El Paso, Texas or Mapimi, for treatment. In 1880, the Mexican Central line reached the state and in 1898 the Parral branch of the Mexican Central was completed with branch lines built to service other mining camps and timber belts. However, with the exception of a few rich mining camps, the more mountainous districts of Chihuahua were not revived until the building of the Chihuahua and Pacific Railway, which was completed to Miñaca in 1900.

In 1905 and afterwards a number of smelters were built in the State of Chihuahua which reduced the high freight rates and smelting charges, making the mines more economic.

Records of the pre-1929 production are sporadic, although it is estimated that a few hundred million ounces were produced during this period.

The district-wide production between 1929 and 1990 is reported to have been 24 Mt at an average grade of 200 g/t silver. If correct, this period of production would have produced approximately 150 million ounces (Moz) of silver.

Two large polymetallic mines continue to operate at the south end of the district, the Santa Barbara mine (6,000 t/d) owned by the Grupo Mexico and the San Francisco mine (3,000 t/d) owned by the Grupo Frisco. A number of smaller mines are being exploited in the area surrounding the El Cometa property.

1.4   GEOLOGY AND MINERALIZATION

The Parral mining district is in the heart of the Mexican silver belt. The geology of this belt is characterized by two volcanic sequences of Tertiary age, discordantly overlying deeply eroded Mesozoic sediments and older metamorphic rocks. The physiography of the belt resembles the basin and range area in the western United States, with wide, flat valleys and narrow, relatively low mountain ranges and hills.

The precious metal-bearing fissure vein type of mineral deposit is the most widespread and economically important type of deposit found in the belt. The belt has been recognized as a significant metallogenic province which has reportedly produced more silver than any other equivalent area in the world.

The Parral mining district is underlain by three packages of rock, ranging from Cretaceous to Tertiary. The oldest is the Parral formation, a deformed series of low-metamorphic grade marine sediments, intruded by hypabyssal andesites which are overlain by a Tertiary volcanic sequence named the Escobedo Volcanic group. It is likely that the hypabyssal intrusions are co-genetic with Escobedo Volcanics. Elsewhere in the Parral district, a quartz monzonite pluton intrudes the Parral formation, but this has not been observed on the El Cometa concession.

1.5   EXPLORATION

Drilling commenced at the El Cometa property in December, 2006, after Endeavour Silver completed a survey of the old mine infrastructure, buildings and roads on the mineral concession. By the end of 2007, a total of 27 diamond drill holes had been completed for a total of 9,335.83 m. Endeavour Silver spent US $1,178,494 on exploration activities during the 2006 and 2007 work seasons.

The mineralization intersected by Endeavour Silver's 2006 to 2007 drilling program on the El Cometa property is between 120 m and 430 m below surface over a 400 m strike length.

In 2008, Endeavour Silver conducted a limited surface diamond drilling program on the El Cometa property. The purpose of this program was to tighten up the drill spacing to approximately 40 m centres in a portion of the El Cometa deposit, to permit preliminary mine planning and economic analysis. All of these in-fill holes intersected poly-metallic mineralization and helped to further define the El Cometa vein system. Six (6) holes totaling 1,800.20 m were completed in 2008 bringing the total to 33 holes, totaling 11,136.03 m, drilled by Endeavour Silver on the El Cometa property

No exploration drilling was conducted on the property in 2009.

In 2010, Endeavour Silver will commence surface exploration drilling on the San Juanico property. The objective will be to extend the resources on the El Cometa property onto the San Juanico property. Endeavour Silver believes that if the current resources can be doubled, these properties could have sufficient critical mass to conduct a preliminary economic assessment. The El Cometa and San Juanico properties have excellent access and infrastructure, being located on the outskirts of the city of Parral, and less than 2 km from the government processing plant.

Endeavour Silver plans to commence a Phase 1 exploration drilling program at San Juanico in the first quarter of 2010. A total of 9,000 m of drilling is planned at an estimated cost of US $1,543,500.

1.6   RESOURCE ESTIMATION FOR THE EL COMETA DEPOSIT

SRK conducted a mineral resource estimate based on Endeavour Silver's 2006 to 2007 drilling results with the details of the estimate published in a March, 2008, Technical Report.

It is not known if there were any historical resource and reserve estimates completed on the El Cometa property prior to the March, 2008, SRK Technical Report. However, since there was only limited historical production and no previous drilling it is reasonable to assume that no historical resource or reserve estimates were completed on the property.

Subsequent to the mineral resource estimate in the SRK report, Endeavour Silver drilled 7 additional holes totaling 1,989.53 m (one started in 2007 and 6 completed in 2008). Drilling highlights included intercepts of up to 564 g/t silver, 3.2 g/t gold, 0.4% lead and 0.4% zinc over 1.4 m true width in hole CM15-5; and 69 g/t silver, 3.2 g/t gold, 1.2% lead and 2.8% zinc over 1.7 m true width in hole CM12-2.

Using the new drilling data, Endeavour Silver exploration staff has re-estimated the resources on the El Cometa property as of December 31, 2008. This resource estimate used lower metal prices and a higher cut-off grade than those used for the SRK estimate. The cut-off grade for Indicated and Inferred resources for the El Cometa property was a US $40 NSR based on metal prices of US $12/oz silver, US $900/oz gold, US $0.50/lb lead, US $0.50/lb zinc. Metallurgical recoveries used were 71% for silver, 75% for gold, 80% for lead and 74% for zinc.

The SRK mineral resource estimate has now been superseded by Micon's audit of Endeavour Silver's 2008 mineral resource estimate. The audited mineral resource estimate is summarized in Table 1.1

Table 1.1
Summary of the El Cometa Property Mineral Resource Estimate as of December 31, 2008

Classification	Tonnes	Silver (g/t)	Gold (g/t)	Silver ounces	Gold ounces	Zinc (%)	Lead (%)
Indicated	934,000	49	1.46	1,471,400	43,800	3.20	3.18
Inferred	528,000	61	1.45	1,035,500	24,600	2.74	3.00

Micon has audited Endeavour Silver's El Cometa December 31, 2008 mineral resource estimate and believes that it conforms to the current CIM standards and definitions for estimating resources and reserves as required under the Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects. However, it should be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability and that there are currently no mineral reserves on the El Cometa property.

Micon is not aware of any significant technical, legal, environmental or political considerations which would affect the eventual extraction and processing of the resources at the El Cometa property, but further work is required to increase the resource, improve confidence in detailed geometry and increase confidence in local grade estimation before mine planning and subsequent technical or economic studies are undertaken in any detail.

1.7 DEVELOPMENT AND OPERATIONS

The El Cometa property has been partially exploited from small-scale underground workings historically, but, no surface or underground sampling information is available and there appears to have been no drilling conducted on the property prior to Endeavour Silver's 2006 to 2007 program.

Two small mine shafts, San Juanico and Dolores, had a history of small-scale production down to a depth of 100 m and 150 m, respectively, with the upper mine levels until recently producing approximately 25 tonnes per day (t/d) of silver-rich lead-zinc-gold ore for processing at the nearby 500 t/d flotation plant owned by the Mexican government.

Endeavour Silver believes that the resource potential of the San Juanico property is substantial because the historic and recently producing mineralized veins on the San Juanico property appear to be simple extensions of the mineralized veins drilled on the adjacent El Cometa property. As was the case with El Cometa prior to its acquisition by Endeavour Silver, the mineralized veins at San Juanico have never been explored by drilling. The best model for the San Juanico-El Cometa mineralized vein system may be the La Esmeralda mine located only 2 km south of El Cometa along the same Esmeralda vein system.

1.8 CONCLUSIONS AND RECOMMENDATIONS

Micon has audited Endeavour Silver's December 31, 2008, mineral resource estimate and has reviewed its proposal for further exploration on the El Cometa and San Juanico properties. Micon recommends that Endeavour Silver conducts the exploration program as proposed subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

Through its acquisition of the El Cometa property and option on the San Juanico property, Endeavour Silver has acquired or optioned properties for its Parral project with the potential to yield significant silver in addition to other mineralization. Micon agrees with the general direction of Endeavour Silver's initial and proposed exploration programs for the properties. After auditing the geological models and mineral resource estimates generated by Endeavour Silver, Micon finds the methodology to acceptable for use on an early to mid-stage project like Parral and makes the following recommendations for improvements to be applied to future estimates:

1) Micon recommends that Endeavour Silver ensure that its standard QA/QC procedures are followed and that the QA/QC results are reviewed after the receipt of each lot of sample results. This will allow Endeavour Silver to identify any issues with assay data and address them in a timely manner.

2) Micon recommends that Endeavour Silver ensure that down-hole survey data are collected in each new drill hole and, if possible, in holes from the 2008 program for

which none are available. This will have even greater importance during in-fill drilling campaigns when the drill hole spacing decreases and specific locations are targeted.

3) Micon recommends that Endeavour Silver build geological models which are based on the geological features and attributes which control the location and style(s) of mineralization, rather than on mining parameters (grade and minimum mining width).

4) Micon recommends that Endeavour Silver build geological models which include the entire mineralized zone(s) as opposed to the portion that appears to have the highest grade.

5) Micon recommends that Endeavour Silver analyze the statistics of each mineralized structure independently to determine the individual data distributions and relative metal concentrations of each sample population. The analysis to determine thresholds for capping high grade, outlier data should also be applied to each deposit or mineralized zone individually.

6) Micon recommends that Endeavour Silver match the type of sample composite to the type of block model to be used as the basis for resource estimation. A block model containing blocks the heights of which vary in order to include the entire vein thickness should be matched with variable length composites that do the same. Similarly, a block model consisting of several standard size blocks across the mineralized zone should be matched with uniform length sample composites.

7) Micon recommends that Endeavour Silver review the necessity of a "hard boundary" along the fault which displaces the El Cometa and Consuelo Breccia between cross-sections 15 and 16.

8) Micon recommends that Endeavour Silver calculate semi-variograms of each metal in each mineralized zone or deposit to aid in the determination of their directions of continuity. These data can also provide support for the selection of search ellipsoid radii and resource classification criteria.

2.0   INTRODUCTION

At the request of Mr. Godfrey Walton, President and Chief Operating Officer of Endeavour Silver Corp. (Endeavour Silver), Micon International Limited (Micon) has been retained to provide an independent audit and review of the resource estimate for the El Cometa property in the State of Chihuahua, Mexico. This Micon NI 43-101 Technical Report is an update of the SRK Consulting (SRK) Technical Report dated March, 2008 and posted on the System for Electronic Document Analysis and Retrieval (SEDAR). SEDAR is the filing system developed for the Canadian Securities Administrators (CSA).

This report constitutes an audit of the December 31, 2008 mineral resource estimate conducted on the El Cometa property by Endeavour Silver. Endeavour Silver's mineral resource estimate was an in-house estimate based on further exploration conducted in 2008 after the publication of the March, 2008, SRK Consulting (SRK) Technical Report. Micon's audit was conducted to ensure that the resource estimate complied with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions required by Canadian National Instrument 43-101 (NI 43-101).

The geological setting of the property, mineralization style and occurrences, and exploration history were described in reports that were prepared by SRK (2008) and various government and other publications listed in Section 21 "References". The relevant sections of those reports are reproduced herein.

The term "El Cometa property" refers to the El Cometa concession where Endeavour Silver conducted its exploration program and resource estimate. The term "Parral project" refers to the entire land package acquired or held by Endeavour Silver in the Parral area.

All currency amounts are stated in US dollars or Mexican pesos, as specified, with costs and commodity prices typically expressed in US dollars. Quantities are generally stated in metric (SI) units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, any Imperial units of measure encountered have been converted to Système International d'Unités (SI) units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry. Table 2.1 is a list of the various abbreviations used throughout this report. Appendix 1 contains a glossary of mining terms.

Table 2.1
List of Abbreviations

Name	Abbreviations	Name	Abbreviations
ALS-Chemex	ALS	Million tonnes	Mt
BSI Inspectorate	BSI	Million ounces	Moz
Canadian Institute of Mining, Metallurgy and Petroleum	CIM	Million years	Ma
Canadian National Instrument 43-101	NI 43-101	Million metric tonnes per year	Mt/y
Carbon in leach	CIL	Milligram(s)	mg
Centimetre(s)	Cm	Millimetre(s)	mm
Comisión de Fomento Minero	Fomento Minero	Minera Plata Adelante S.A. de C.V.	Minera Plata
Day	D	North American Datum	NAD
Degree(s)	°	Net present value	NPV
Degrees Celsius	°C	Net smelter return	NSR
Digital elevation model	DEM	Not available/applicable	n.a.
Dirección General de Minas	DGM	Ounces	oz
Dollar(s), Canadian and US	$, CDN $ and US $	Ounces per year	oz/y
Endeavour Gold S.A de C.V.	Endeavour Gold	Parts per billion	ppb
Endeavour Silver Corp	Endeavour Silver	Parts per million	ppm
Gram(s)	G	Percent(age)	%
Grams per metric tonne	g/t	Quality Assurance/Quality Control	QA/QC
Greater than	>	Second	s
Hectare(s)	Ha	Servicio Geologico Mexicano	SGM
Industrias Peñoles S.A. de C.V.	Peñoles	Specific gravity	SG
Internal rate of return	IRR	SRK Consulting	SRK
Kilogram(s)	Kg	System for Electronic Document Analysis and Retrieval	SEDAR
Kilometre(s)	Km	Système International d'Unités	SI
Less than	<	Tonne (metric)	t
Litre(s)	L	Tonnes (metric) per day	t/d
Metre(s)	M	Tonnes (metric) per month	t/m
Mexican Peso	Peso	Universal Transverse Mercator	UTM
Micon International Limited	Micon	Year	y

The review of the Parral project was based on published material researched by Micon, as well as data, professional opinions and unpublished material submitted by the professional staff of Endeavour Silver or its consultants. Much of the data came from reports prepared and provided by Endeavour Silver and/or Minera Plata Adelante, S.A. de C.V. (Minera Plata). The review of the resource estimation parameters was conducted both during the site visit to the El Cometa property and during the audit of the resource estimate undertaken in December, 2009 and January, 2010.

Micon is pleased to acknowledge the helpful cooperation of Endeavour Silver's management and personnel, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

The Qualified Persons responsible for the preparation of this report and the audit of the resource estimate on the El Cometa property are William J. Lewis, B.Sc., P.Geo., a senior geologist with Micon and Thomas C. Stubens, M.A.Sc., P.Eng., a senior geologist with Micon.

Micon does not have nor has it previously had any material interest in Endeavour Silver or related entities or interests. The relationship with Endeavour Silver is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

3.0   RELIANCE ON OTHER EXPERTS

Micon has reviewed and analyzed data provided by Endeavour Silver, its consultants and previous operators of the property, and has drawn its own conclusions therefrom, augmented by its direct field examination. Micon has not carried out any independent exploration work, drilled any holes or carried out any sampling and assaying on the property.

Micon briefly reviewed the results of a previously published audit of a resource estimate completed by SRK in March, 2008, for Endeavour Silver. The March, 2008, resource estimate has been superseded by a new resource estimate which was completed by Endeavour Silver in January, 2009, but has an effective date of December 31, 2008. The December 31, 2008, estimate conforms to the presently accepted industry standards and definitions for resource estimates and is compliant with the CIM definitions required by NI 43-101 and, therefore, is reportable as a mineral resource by Endeavour Silver.

While exercising all reasonable diligence in checking, confirming and testing it, Micon has relied upon Endeavour Silver's presentation of the project data from previous operators and Endeavour Silver's exploration experience on the El Cometa property in formulating its opinion.

Micon has not reviewed any of the documents or agreements under which Endeavour Silver holds title to the El Cometa project or the underlying mineral concessions and Micon offers no opinion as to the validity of the mineral titles claimed. A description of the properties, and ownership thereof, is provided for general information purposes only. The existing environmental conditions, liabilities and remediation have been described where required by NI 43-101 regulations. These statements also are provided for information purposes only and Micon offers no opinion in this regard.

The descriptions of geology, mineralization and exploration are taken from reports prepared by various companies or their contracted consultants. The conclusions of this report rely on data available in published and unpublished reports and information supplied by Endeavour Silver. The information provided to Endeavour Silver was supplied by reputable companies and Micon has no reason to doubt its validity.

The maps and tables for this report were reproduced or derived from reports written for Endeavour Silver and the majority of the photographs taken by Mr. Thomas Stubens during the Micon site visit.



4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 EL COMETA PROPERTY

The El Cometa mining concession is registered in the municipality of Hidalgo del Parral (Parral), a city of approximately 100,000 inhabitants in the southern portion of the State of Chihuahua, Mexico (Figure 4.1). The El Cometa concession is approximately 4 km from the centre of Parral. The site is within the mining district of Parral, a roughly 10 km by 10 km area north and west of Parral. The mining district is further subdivided into sub-districts; El Cometa is part of the Nueva Minas sub-district, named for a small town built in 1645 around a thriving silver mining industry exploiting the Veta Colorada.

Latitude and longitude for the city of Parral are 26º 56’ 29.88”S and 105º 42’45.26”W.

Figure 4.1
Location Map for the El Cometa Property (Parral Project) in the Municipality of Hidalgo del Parral (Parral)



108º 30'
105º 30'
EUA
El Paso
Cd. Juarez
Douglas
Agua Prieta
N
Nuevo Casas Grandes
Mata Ortiz
29º 30'
Ojinaga
29º 30'
CHIHUAHUA
Cd. Delicias
Cd. Cuauhtemoc
Creel
Divisadero
Bahuichiva
Cd. Camargo
Cd. Jimenez
PARRAL
26º 30'
26º 30'
Los Mochis
Torreón
CHIHUAHUA
Mar de Cortes
SCALE
0 25 75 125 250
Kilometers
108º 30'
105º 30'

Figure supplied by Endeavour Silver Corp.

12

The El Cometa property consists of one roughly 19.6 hectare (ha) mineral concession. The mineral concession is bisected by a southwest trending highway that serves as access for the small mining city of Santa Barbara, about 20 km distant. The El Cometa property is part of Endeavour Silver's Parral project.

The southern and eastern portions of the El Cometa property are beneath a residential district and surface access is restricted in those areas. Figure 4.2 illustrates the El Cometa mineral concession boundaries along with the surface expression of the vein and other existing features.

Figure 4.2
El Cometa Mineral Concession Boundaries and Surface Features



Figure supplied by Endeavour Silver Corp.

While the presence of a number of existing surface features may affect the choice of where access to the deposit will be gained, it is not expected to severely restrict the potential mining of the deposit. However, any potential mine plan would have to consider limiting the distance that any mining can be done close to the surface beneath the built up areas.

The El Cometa property was previously held under a mining option agreement (Contrato de Explotacion y Opcion Minera) by Minera Plata Adelanta S.A. de C.V. (Minera Plata), a wholly-owned subsidiary of Endeavour Silver. The registered owner of the El Cometa concession was Sr. Horacio Rascón Chávez. The mineral concession is defined by pillar coordinates provided in Table 4.1. The original option agreement was signed on August 7, 2006 and the option payment details are contained in Table 4.2.

In August, 2009, Minera Plata exercised its purchase option by making the final option payment. Minera Plata currently holds a 100% undivided interest in the El Cometa concession.

Table 4.1
El Cometa Mineral Concession Coordinates

Station	UTM Coordinates (m)	
	Easting	Northing
1	429,234	2,980,390
2	429,332	2,980,390
3	429,339	2,980,365
4	429,428	2,980,390
5	429,634	2,980,390
6	429,634	2,979,890
7	429,257	2,979,890
8	429,257	2,980,031
9	429,234	2,980,031

Table obtained from Endeavour Silver Corp.

Table 4.2
El Cometa Mineral Concession Option, Schedule of Option Payments

Title No.	File No.	Hectares	Contract Start Date	Payment Schedule	Payments ($US)	Paid
				8/7/2006	30,000	Yes
				2/6/2007	40,000	Yes
				8/6/2007	50,000	Yes
215021	16/28233	19.5536	8/7/2006	2/6/2008	50,000	Yes
				8/6/2008	80,000	Yes
				8/6/2009	100,000	Yes
				Total	**350,000**	

Table obtained from Endeavour Silver Corp.

4.2 SAN JUANICO PROPERTY

On August 14, 2009, Minera Plata signed a mining exploration and option to purchase agreement on the San Juanico property, located adjacent to the El Cometa concession. The San Juanico property includes the Dolores, Ampliacion de San Juanico and El Jazmin concessions which cover a total area of 17.1157 ha. The mineral concessions comprising the San Juanico properties are listed in Table 4.3. Figure 4.3 shows the location of the San Juanico property relative to the El Cometa mineral concession boundaries. The registered owner of the San Juanico property is Sr. Eloy Herrera Martínez.

Table 4.3
San Juanico Property Mineral Concessions

Mineral Concession Name	Certificate Number	Area (hectares)
Dolores	152815	5.3212
Ampliación de San Juanico	165983	8.8000
El Jazmin	185286	2.9945
Total		**17.1157**

Table obtained from Endeavour Silver Corp.

Figure 4.3
San Juanico and El Cometa Mineral Concession Boundaries and Surface Features



VILLA ESCOBEDO
430000-E
435000-E
N
2985000-N
VESPER
SCALE
0 250 500 1250 2500
Meters
SAN JUANICO MINE PROPERTIES
COMETA PROPERTY
VEINS
MINE
CITIES
ROADS
RAILROAD
EL VESUBIO
PALMILLA
DOLORES
EL JAZMÍN
AMPLIACIÓN SAN JUANICO
2980000-N
COMETA
LA PRIETA
PARRAL CITY
TO CHIHUAHUA
TO SANTA BARBARA
TO DURANGO
LA ESMERALDA

Figure obtained from Endeavour Silver Corp.

As part of the consideration for the option, Endeavour Silver is required to make regular cash payments totaling US $130,000 over the initial 18 months of the mining, exploration and option agreement. The schedule of option payments is summarized in Table 4.4.

Table 4.4
San Juanico Property Option, Schedule of Option Payments

Payment Schedule	Payments ($US)	Paid
8/14/2009	40,000	Yes
2/14/2010	30,000	Yes
8/14/2010	30,000	---
2/14/2011	30,000	---
Total	**130,000**	

Table obtained from Endeavour Silver Corp.

When all of the option payments have been made, Endeavour Silver shall arrange for an independent engineering firm to prepare a estimation or assessment of the Measured and Indicated Resources (but not the Inferred Resources), as well as the Proven and Probable Reserves contained on the San Juanico mineral concessions. The estimate or assessment shall comply with the requirements set forth in Canadian National Instrument NI 43-101, which is officially accepted for reporting mining resource and reserve estimates and assessments on the Toronto Stock Exchange in Canada. Twenty-four months after the date of signing the mining exploration and option agreement, Minera Plata is required to make a final payment which shall be determined based on such estimates and assessments.

The final payment shall be US $1,900,000 if the Measured and Indicated Resources (but not Inferred Resources) and Proven and Probable Reserves total an equivalent of 50 Moz of silver or more. Only silver and gold grades will be used to estimate the silver equivalent ounces. If the total resource and reserve estimate is lower than 50 Moz of silver equivalent, then the final payment shall be determined as set forth in Table 4.5. After the final payment is made, Minera Plata shall own a 100% undivided interest in the San Juanico property.

Table 4.5
Final Payment Schedule Based on Number of Silver Equivalent Ounces in Resources and Reserves

Number of Silver Equivalent Ounces in Resources and Reserves	Final Cash Payment ($US)
40 to 50 million ounces silver equivalent	1,500,000
30 to 40 million ounces silver equivalent	1,200,000
20 to 30 million ounces silver equivalent	900,000
10 to 20 million ounces silver equivalent	600,000
Less than 10 million ounces silver equivalent	300,000

Table obtained from Endeavour Silver Corp.

Endeavour Silver has also entered into a joint venture agreement with Sr. Eloy Herrera Martínez to share in the development of and production from the San Juanico property during the 24 month mining exploration and option to purchase period. Endeavour Silver has advanced the owner US $150,000 as a loan to rent or purchase mining equipment and supplies sufficient to redevelop the San Juanico mine back into small-scale production. The loan is secured by a first mortgage on the San Juanico property. The parties shall participate in the profits and losses resulting from the operations that constitute the joint venture agreement on a 50:50 basis.

4.3   MINERAL TENURE

Endeavour Silver holds the Parral project through its 100% owned Mexican subsidiary Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its 100% owned subsidiary Minera Plata. At present, the project is comprised of 4 mineral concessions. See Figure 4.3 for a concession map of the Parral project and Table 4.6 for relevant information regarding the individual concessions. The mineral concessions vary in size and are nearly contiguous, for a total property area of 36.6693 ha. The annual 2010 concession tax for the Parral project properties is estimated to be approximately 4,634 Mexican pesos (pesos), which is equal to about US $361 at an exchange rate of 12.84 pesos to US $1.00 dollar.

Table 4.6
Parral Project Mineral Concessions Controlled By Endeavour Silver

Concession Name	Title Number	Term of Mineral Concession		Hectares	2010 Annual Taxes (Pesos)	
		From	To		1st Half	2nd Half
El Cometa	215021	29/01/02	28/01/52	19.5536	1,236	1,236
Dolores	152815	19/12/91	18/12/41	5.3212	336	336
Ampliación de San Juanico	165983	24/04/90	23/04/40	8.8000	556	556
El Jazmin	185286	11/12/86	10/12/36	2.9945	189	189
	TOTALS			**36.6693**	**2,317**	**2,317**

Table obtained from Endeavour Silver Corp.

4.4   MEXICO MINERAL CONCESSIONS - GENERAL

Prior to December 21, 2005, exploration concessions were granted for a period of 6 years in Mexico and could be converted to exploitation concessions thereafter. However, as of December 21, 2005 (by means of an amendment made on April 28, 2005 to the Mexican mining law), there is now only one type of mining concession. Therefore, as of that date, there is no distinction between exploration and exploitation concessions on all new titles granted. All mineral concessions are now granted for a 50-year period and are extendable provided that the application is made within the five-year period prior to the expiry of the concession and that the concessions are kept in good standing. For the concessions to remain in good standing, a bi-annual fee must be paid to the Mexican government and a report must be filed in May of each year which covers the work accomplished on the property between January and December of the preceding year.

Endeavour Silver's lawyers consider that Endeavour Silver is current in meeting the legal obligations and requirements of Mexican Mining and Environmental Laws and Regulations, including assessment work, property taxes and operating permits.

Minera Plata also reports that it is in compliance with the monitoring of environmental aspects applicable to safety, hygiene and environmental standards to maintain the balance of the ecosystem.

In addition to the mineral rights, Endeavour Silver has agreements with private surface owners that provide access for exploration and exploitation purposes.

Micon is unaware of any additional environmental liabilities attached to either of the El Cometa or San Juanico properties and is unable to comment on any remediation which may have been undertaken by the previous companies.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The city of Parral can be accessed on a well-maintained paved highway from the city of Chihuahua by travelling 38 km westward on MEX 16D to Cuauhtémoc and then southward some 200 km on MEX 24. This is approximately a 2.5-hour drive. The El Cometa property is 4 km west of Parral on the road to Santa Barbara. The city of Parral is well maintained with numerous hotels, restaurants and other services. Another route would be to drive on Mex 49 northwest from the city of Torreón to the city of Jiménez and then westward on MEX 45 to Parral. Both Chihuahua and Torreón have international airports with daily flights to the US and Mexico City as well as other Mexican destinations. See Figure 5.1 for a view of the surface exposure of the El Cometa vein with the city of Parral in the background.

Figure 5.1
Surface Exposure of the El Cometa Vein Exposure with the City Parral in the Background



The location of the Parral project is excellent due to its proximity to Parral and Chihuahua City. Most of the supplies and labour required for any mining operation would be brought in from either of these cities. The area has a long tradition of mining and there is an ample supply of skilled personnel sufficient for both potential underground mining operations and surface facilities.

Power supply to the El Cometa property and the entire Parral project is provided by the National Grid (Comisión Federal de Electricidad).

Telephone communications are integrated into the national land-base telephone system that provides reliable national and international direct dial telephone communications.

A creek runs from northwest to southeast across the license area. Water required for diamond drilling is supplied from the dewatering of local mines. The Esmeralda process plant uses water pumped from the Esmeralda mine; the water table is reasonably close to surface at 1,400 to 1,500 m above sea level.

Endeavour Silver has provided limited housing for exploration staff during its exploration programs.

The historical El Cometa mine shaft is located on site and some of the historical surface workings lie approximately 100 m beyond the concession boundary to the north while the San Juanico mine shaft is a further 100 m to the north.

An old office located at the Esmeralda mine, south of Parral, was used in the past by Endeavour Silver as its exploration field office. On this site, in 1967, the Federal Finance Ministry of Mexico, in coordination with the Mining Development Commission, installed the public service flotation plant Patronato Pro Desarrollo Minero de la Region de Parral (Association for the Mining Development of the Parral region) to support the small miners of the area. Currently this government owned mill and flotation plant is operating under the management of Sr. Gustavo Duran at a rate of 350 t/d. The material for the processing plant is derived from a number of small mines in the area. The lease arrangement between Sr. Gustavo Duran and the Servicio Geologico Mexicano (SGM) for the government mill and flotation plant in Parral was set to expire in 2009. SGM is currently in discussions with Sr. Duran and other parties, including Endeavour Silver, regarding the future of this facility.

The plant location is shown in Figure 5.2.

Figure 5.2
Location of the Endeavour Silver Offices and Esmeralda Plant



Figure obtained from Endeavour Silver Corp.

6.0   HISTORY

6.1   GENERAL MINING AND EXPLORATION HISTORY

The city of Parral was established in 1600 with the first records in the archives dating to 1612. The first official register of mines, in the year 1632, is a volume of 485 pages.

In 1820, a commission was appointed by Sr. José Ramon Mila de la Roca to report on the condition of the mining region of Parral. The object of the inquiry was to provide Sr. Del la Roca with the facts to support a project to reopen some of the mines which, two centuries previously, had produced a large amount of silver. However, while the plan failed, a large amount of historical information was obtained. In 1902, a historical overview of the Parral mining district was included in Volume 32 of the "Transactions of the American Institute of Mining Engineers" and a part of this information is quoted as follows:

"Gold-ores had been found and mined in Santa Barbara as early as 1600. The settlement of Santa Barbara took place in 1556, before the discovery of its mineral wealth. By the year 1600 it had a population of 7,000 miners, and in 1620 there were, in the entire district, 700 water-powered arrastres, producing from 12 to 14 ounces of gold from a load of 12 arrobas (300 lbs) of ore. In 1632, the deputation of the mines of the Parral and the government of the Villa were incorporated and charged with the duty of keeping the archives."

"In 1634, the provincial bank was founded by order of the Marquis of Sinaloa in consequence of a report made to him by the Governor, Don Gonzalo Gomez de Cervantes, of the discovery of mines of great richness to be worked by amalgamation and smelting. The value went as high as a mark and a half per quintal (about 12 ounces to 100 lbs), and many establishments for treating the ore were built."

"In 1645, ores were taken by cart from Parral to Cuencamé, the freight being 7 reals per quintal. The decay of the mines was felt seriously in 1648, the ores being poor and many mines abandoned. More than two-thirds of the miners had gone away."

"Between 1641 and 1649, 569,741 marks of silver were stamped in the office of the Official Assayer. A census taken in 1649 shows that the mines in Santa Barbara contained only 176 persons of all ages and both sexes and in San Diego de Minas 72 persons besides domestics and miners. From 1641 to 1688, 883,213 marks of silver were stamped in the Assayers office."

"In the latter part of the eighteenth century an enterprising individual worked the mines with such diligence that he is said to have left Parral with a million pesos, but left the mines in a ruined state. Work continued to 1820 in a desultory way. The value of the ore in the mines of Parral was 12 ounces (Av.) to 300 lbs., and anything less than this was not profitable."

In 1820, the principal mines in the Villa del Parral were those in the hills nearest the villa. It was noted that, although the mines were rich, they were abandoned when the water table was reached due to the lack of proper equipment to pump the water and sink the shafts to the required depths.

Transportation was another problem for the Parral mining district and, prior to the advent of the railroad, the various mines ore were hauled by wagon to Jimenez and shipped from there to Socorro, N.M., El Paso, Texas or Mapimi, for treatment. In 1880 the Mexican Central line reached the state. Indeed, transportation was so costly that Flippin in his 1889 work entitled "Sketches from the Mountains of Mexico" noted that *"in these parts nearly all the mining supplies come from San Francisco, shipped either by steamer to Mazatlan or to El Paso, Texas, by rail, and from thence down the Mexican Central Railroad to Jimenez, and thence hauled to Parral, from which it is packed into the mountains. The freight per ton costs from one hundred and twenty to one hundred and forty dollars. Often the freight and duties exceed the prime cost. You will see it requires an excellent producing property to meet these heavy charges."*

Flippin also noted that *"from the mountains all bullion is packed to Culiacan or to Parral, from which latter point it is taken by stage to Jimenez, and from thence by the Mexico Central Railroad to the mint in Chihuahua. The bullion in bars is securely fastened upon the backs of mules, placed in charge of some trusty man, who takes with him well-armed guards sufficient in numbers to repel any assaulting party. Sometimes with only two or three men he will carry out ten or fifteen thousand dollars, and return with the same escort, bringing in from five to ten thousand dollars in coin. Strange to say it is very rare, indeed, that these trains are ever molested."*

In 1898, the Parral branch of the Mexican Central was completed with branch lines built to service other mining camps and timber belts. However, with the exception of a few rich mining camps, the more mountainous districts of Chihuahua were not revived until the building of the Chihuahua and Pacific Railway, which was completed to Miñaca in 1900.

In 1905 and afterwards a number of smelters were built in the State of Chihuahua which reduced the high freight rates and smelting charges making the mines more economic.

Southworth in his 1905 work entitled "Las Minas de Mexico" noted that *"there are several parallel veins in Parral, and all of them are very strong and well defined." "The famous Veta Colorada is the principal vein. It has an average width of about 300 ft, and can be traced on the surface for a distance of over ten miles from north to south. The San Patricio and Refugio veins are also of unusual size, and have been, and are still, heavy producers of valuable ores."*

Records of the pre-1929 production are sporadic, although it is estimated that a few hundred million ounces were produced during this period. Table 6.1 summarizes the production of the mines in the Parral district in November, 1901.

Table 6.1
Summary of the Production from the Mines in the Parral District (November, 1901)

Mine	Mineral	Tons, Mill	Tons, Export
Quebradillas	Silver	------	500
Preseña	Silver	2,500	400
Alfareña			
Morena			
Los Muertos	Silver	1,200	1,000
Refugio	Silver	------	800
Sierra Madre	Silver	600	------
Santa Ana	Silver	------	250
Palmilla	Gold	800	800
Sayñas	Silver	------	800
Buena Vista	Silver	------	500
Cerro Colorado	Silver	500	200
Mary	Silver	------	------
Jesus Maria	Silver	800	400
San Patricio	Silver	500	------
Rebariche	Silver	200	------
Iguana	Silver	300	------
Trinidad	Silver	250	------
Tajo	Silver	------	800
San Antonio Caldas	Silver	200	------
San Cristobal	Silver	400	------
San Vicenti	Silver	500	------
La Union	Silver	1,800	------

Table derived from Dominguez, H., 1902.

In the mid-1900s, private mining interests operated the Esmeralda mine, located 2 km south of the El Cometa property. A total of 4 Mt of ore grading 6% lead-zinc, 100 g/t silver and 0.5 g/t gold was reportedly produced over a strike length of 1.2 km and to a depth of 650 m. The old El Cometa mine was developed on three mine levels to 75 m in depth on the same vein as the Esmeralda mine.

The district-wide production between 1929 and 1990 is reported to have been 24 Mt at an average grade of 200 g/t silver. If correct, this period of production would have produced approximately 150 million ounces (Moz) of silver.

Two large polymetallic mines continue to operate at the south end of the district, the Santa Barbara mine (6,000 t/d) owned by the Grupo Mexico and the San Francisco mine (3,000 t/d) owned by the Grupo Frisco.

Directly north of the El Cometa property, on the same mineralized structure, the San Juanico mine is being exploited at a production rate of 50 t/d. The La Esmeralda mine located 2 km south of El Cometa, has been operating since the mid-1900s and is currently operating at an undisclosed, but small, daily production rate. The Tres Arbolitos is a third mine operating in the Nuevas Minas sub-district, approximately 2 km east of El Cometa, on a vein that splays southward from the Veta Colorado. The Tres Arbolitos mine produces approximately

150 t/d, which are processed at the La Esmeralda mill. A fourth mine is operating southeast of the Veta Colorado on the La Palmillas vein and is producing between 50 and 75 t/d which is also processed at the Esmeralda plant.

The El Cometa property has been partially exploited from small scale underground workings, but, no surface or underground sampling information is available and there appears to have been no drilling conducted on the property prior to Endeavour Silver's 2006 to 2007 program.

Figure 6.1 is a view of the El Cometa property.

6.1.1 Endeavour Silver's 2006 to 2007 Drilling Program

Layne Drilling commenced work at the El Cometa property in December, 2006, after Endeavour Silver completed a survey of the old mine infrastructure, buildings and roads on the mineral concession. By the end of 2007, a total of 27 diamond drill holes had been completed for a total of 9,335.83 m. Endeavour Silver spent US $1,178,494 on exploration activities during the 2006 and 2007 work seasons.

Figure 6.1
A View of the El Cometa Property, Parral Project.



Figure obtained from Endeavour Silver Corp.

The drilling used a combination of HQ and NQ core diameters with the holes typically drilled from the hangingwall, perpendicular to and passing through the target structure, into

the footwall. Drilling was designed for intercept angles greater than 35° and most were between 45° and 90°.

The drill set-up was surveyed for azimuth, inclination and collar coordinates and there was daily scrutiny and coordination with the drill crew by the Endeavour Silver geologists. At or near the targeted depth, the hole was surveyed using a Reflex down-hole multi-shot instrument. The readings were taken at an approximate depth of 4 m below the end of the drill string and at 30 m to 50 m intervals from the bottom of the hole back up to the collar.

The drill core was collected daily and transported to the core logging facility where it was laid out, measured, logged for geotechnical and geological data and marked for sampling.

Mineralized core was sampled at intervals less than or equal to 1.5 m in length, which were selected by Endeavour Silver geologists to represent the various individual styles of mineralization. A total of 1,846 samples were submitted from the 2006 and 2007 drilling program. Depending on the competency of the core, it was either cut in half with a diamond saw or split with a pneumatic core splitter. Samples were bagged and tagged at the Parral field office and then shipped for analysis.

Samples were originally shipped to Endeavour Silver's Metalurgica Guanaceví laboratory in Guanaceví for analysis, but the laboratory was later changed to BSI-Inspectorate in Durango, where samples were analyzed by fire assay (gravimetric finish) for silver and gold, and by ICP analyses for lead, zinc and copper. In February, 2007, following logistical and analytical problems with BSI Inspectorate, Endeavour Silver changed to SGS Mineral Services (SGS) in Durango.

In July, 2007, following substandard service, Endeavour Silver changed laboratories again to ALS-Chemex (ALS) in Chihuahua for sample preparation and ALS-Chemex in Vancouver, Canada, for analysis. Earlier mineralized samples were resubmitted to the ALS, so that, all samples inside the SRK resource model have assay results from the ALS.

SRK noted in its 2008 Technical Report that were several instances of samples where the ALS results were very different from the original assay results which suggested a mix up of sample numbers in the sample storage, retrieval by the original laboratories, or in the ALS receiving process. In most instances, SRK noted that it was possible to determine which samples had been mixed up using original assay results and visual assessment of the drill core as confirmation. With SRK's approval, Endeavour Silver geologists were able to reassign ALS assay results to their original position in the drill holes. SRK noted that while this procedure is not ideal, the mineralization style is such that visual estimation of grade is possible and, therefore, the reassignment of mixed assay results to their original positions is at relatively low risk to the integrity of the data quality used for resource estimation.

A batch of mineralized sample pulps returned by ALS was renumbered and resubmitted to ALS with sufficient Quality Control samples to ensure confidence in the 2006 to 2007 sample assay results.

Gold and silver grades are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper grades are determined by AA using a 50 g nominal pulp sample weight used. The pulps are also subjected to aqua regia digestion and Inductively Coupled Plasma (ICP) multi-element analysis.

Endeavour Silver also conducted density determinations on the core as well as submitting 15 core samples to the SGS-Lakefield laboratory in Durango, Mexico, for independent testing. The results of this work are contained in the March, 2008, SRK Technical Report and will not be discussed further here.

The mineralization intersected by Endeavour Silver's 2006 to 2007 drilling program on the El Cometa property is between 120 m and 430 m below surface over a 400 m strike length. Table 6.2 summarizes the location, direction and depth data for the drill holes and Figure 6.2 is a plan of the site and the drill hole collars and traces. Figure 6.3 indicates the intersection of the drill holes with the El Cometa vein on a west-looking vertical longitudinal projection; also depicted are the interpreted vein intersection with Endeavour Silver's concession boundary, the El Cometa and neighbouring San Juanico mine workings.

A summary of all the drilling intersections is provided in Table 6.3.

Table 6.2
Summary of Endeavour Silver's 2006 to 2007 El Cometa Property Drill Program

Hole	North (Y)	East (X)	Elevation (Z)	Azimuth (°)	Dip (°)	Hole Diameter	Total Depth (m)
CM11-1	2,980,347.77	429,215.04	1,787.39	90	-65	HQ-NQ	404.1
CM12-1	2,980,323.38	429,377.10	1,781.41	90	-64	HQ	173.3
CM12-2*	2,980,323.38	429,377.10	1,781.10	90	-83	NQ	189.33
CM13-1	2,980,272.85	429,311.58	1,782.13	90	-50	HQ	245.85
CM13-2	2,980,272.85	429,311.58	1,782.13	90	-63	HQ	319.40
CM13-3	2,980,272.80	429,310.61	1,782.17	90	-86	HQ-NQ	386.90
CM13-4	2,980,292.81	429,297.16	1,782.29	90	-74	HQ	339.00
CM14-1	2,980,222.91	429,341.47	1,781.49	90	-48	HQ	228.60
CM14-2	2,980,222.89	429,307.38	1,783.62	90	-74	HQ	366.85
CM14-3	2,980,222.13	429,163.84	1,787.34	90	-68	HQ	500.10
CM15-1	2,980,172.83	429,339.63	1,781.23	90	-66	HQ-NQ	306.35
CM15-2	2,980,172.82	429,339.26	1,781.31	90	-85	HQ-NQ	380.70
CM15-3	2,980,171.95	429,204.96	1,783.90	90	-77	HQ	494.65
CM16-1	2,980,123.51	429,233.07	1,782.20	90	-65	HQ-NQ	396.30
CM16-2	2,980,123.05	429,313.10	1,781.38	90	-70	HQ	302.40
CM17-1	2,980,123.63	429,314.31	1,780.84	130	-77	HQ-NQ	391.30
CM17-2	2,980,073.04	429,273.25	1,779.08	90	-61	HQ-NQ	359.30
CM17-3	2,980,073.30	429,322.80	1,778.75	90	-47	HQ	260.70
CM17-4	2,980,073.52	429,188.96	1,778.49	90	-75	HQ	456.05
CM18-1	2,980,022.53	429,252.74	1,776.42	90	-68	HQ-NQ	375.55
CM18-2	2,980,022.53	429,252.91	1,776.60	90	-60	HQ-NQ	368.30

Hole	North (Y)	East (X)	Elevation (Z)	Azimuth (°)	Dip (°)	Hole Diameter	Total Depth (m)
CM18-3	2,980,023.29	429,283.29	1,776.36	90	-50	HQ-NQ	303.95
CM18-4	2,980,022.55	429,252.73	1,776.58	90	-77	HQ	429.80
CM19-1	2,980,021.64	429,253.68	1,775.63	120	-63	HQ-NQ	401.90
CM19-2	2,980,023.44	429,251.04	1,776.65	112	-71	HQ	422.35
CM19-3	2,980,074.00	429,321.69	1,778.55	132	-56	HQ	319.90
MX-1	2,980,172.08	429,339.20	1,781.37	165	-59	HQ	212.90
						TOTAL	**9,335.83**
*SRK noted that drill hole CM12-2 was drilled in December, 2007 and was not used in the El Cometa project resource estimate.							

Table derived from the SRK 2008 Technical Report.

Figure 6.2
Plan of Endeavour Silver's 2006 to 2007 El Cometa Property Drilling



Figure derived from the SRK 2008 Technical Report.

Figure 6.3
Vertical Longitudinal Projection of the 2006 to 2007 Drill Hole Intersection Points (Looking West)



EL COMETA MINE
AMP. SAN JUANICO
1635 m
1585 m
1535 m
1485 m
1435 m
CM14-1
CM12-1
CM13-1
CM17-3
CM13-2
CM18-3
CM15-1
CM19-3
CM13- 4
CM11-1
CM16-2
CM17-2
CM14-2
CM18-2
CM19-1
CM17-1
CM16-1
CM15-2
CM18-1
CM13-3
MILAGROS-COMETA
CM19-2
CM18-4
CM14-3
CM17-4
CM15-3
EL COMETA CLAIM
EXPLANATION
Finished with assays results
Finished waiting assays results
In progress
In program
SCALE
0 25 50 100 200
Meters

Figure derived from the SRK 2008 Technical Report.

Table 6.3
2006 to 2007 Diamond Drilling Intersections for the El Cometa Property

Drill Hole	Vein	From (m)	Width* (m)	Zinc (%)	Lead (%)	Gold (g/t)	Silver (g/t)	Copper (%)	Comments
CM11-1	La Estrella Vein	178.3	2.5	0.3	0.1	0.2	77	0.01	
	El Cometa Vein	265.8	2.5	1.5	0.8	0.1	6	0.02	
	Consuelo Breccia								CB pinches out
CM12-1	La Estrella Vein								LEV pinches out up dip
	El Cometa Vein	129.5	2.4	1.3	1.1	0.4	28	0.04	
	Consuelo Breccia								CB pinches out
CM13-1	La Estrella Vein								LEV pinches out up dip
	El Cometa Vein	187.4	2.3	3.4	1.7	0.5	14	0.03	
	Consuelo Breccia								CB pinches out
CM13-2	La Estrella Vein								LEV pinches out up dip
	El Cometa Vein	199.6	2.7	5.0	2.5	0.9	15	0.05	
	Consuelo Breccia	232.4	2.6	0.8	0.3	0.1	5	0.01	
CM13-3	La Estrella Vein	111.9	3.3	1.9	1.4	0.9	24	0.06	
	El Cometa Vein	292.3	4.0	2.9	1.2	0.2	9	0.07	
	Consuelo Breccia	342.3	3.9	0.1	0.3	0.2	30	0.13	
CM13-4	La Estrella Vein								LEV pinches out up dip

Drill Hole	Vein	From (m)	Width* (m)	Zinc (%)	Lead (%)	Gold (g/t)	Silver (g/t)	Copper (%)	Comments
	El Cometa Vein	225.8	4.2	4.5	1.9	0.2	10	0.05	
	Consuelo Breccia								No assays - logged as waste
CM14-1	La Estrella Vein								LEV pinches out up dip
	El Cometa Vein	166.6	4.3	2.6	1.4	0.3	41	0.04	
	Consuelo Breccia								CBx pinches out
CM14-2	La Estrella Vein								LEV pinches out up dip
	El Cometa Vein	263.1	3.7	1.0	3.5	3.1	51	0.17	
	Consuelo Breccia	340.2	3.3	0.1	0.1	0.1	5	0.02	
CM14-3	La Estrella Vein	236.2	3.7	7.3	2.9	0.4	18	0.05	
	Inc.	236.6	0.4	17.9	6.1	0.5	38	0.07	
	Inc.	239.1	0.5	16.6	9.7	0.8	60	0.18	
	El Cometa Vein	416.7	3.0	0.3	0.3	1.8	22	0.12	
	Consuelo Breccia	477.1	3.0	0.5	0.5	0.1	18	0.12	
CM15-1	La Estrella Vein								LEV pinches out up dip
	El Cometa Vein	212.1	2.9	1.7	1.8	1.4	22	0.05	
	Consuelo Breccia	258.1	2.6	0.0	0.0	0.1	5	0.01	
CM15-2	La Estrella Vein								LEV pinches out up dip
	El Cometa Vein	300.6	8.9	3.0	5.4	1.0	50	0.21	
	Consuelo Breccia	354.3	3.6	0.0	0.2	0.2	17	0.17	
CM15-3	La Estrella Vein	238.9	2.9	4.5	4.2	0.9	20	0.01	
	El Cometa Vein	447.2	4.3	2.4	2.6	0.2	81	0.38	
	Consuelo Breccia	473.5	3.2	0.4	0.1	0.1	15	0.46	
CM16-1	La Estrella Vein	156.6	2.5	1.2	3.1	0.3	40	0.02	
	El Cometa Vein	319.7	2.5	3.5	1.8	0.2	15	0.11	
	Consuelo Breccia	340.4	2.5	0.5	2.2	1.1	21	0.18	
CM16-2	La Estrella Vein								LEV pinches out up dip
	El Cometa Vein	254.5	2.6	0.7	0.5	0.2	6	0.02	
	Consuelo Breccia	273.9	2.7	2.7	2.1	0.6	16	0.07	
CM17-1	La Estrella Vein								LEV pinches out up dip
	El Cometa Vein	300.9	2.9	4.3	2.8	1.5	23	0.10	
	Consuelo Breccia	324.6	10.6	2.9	2.4	3.1	28	0.16	
CM17-2	La Estrella Vein	111.5	2.4	1.2	1.5	0.2	58	0.06	
	El Cometa Vein	278.8	2.4	0.4	0.5	0.3	6	0.06	
	Consuelo Breccia	283.8	4.2	1.3	3.5	0.6	21	0.13	
CM17-3	La Estrella Vein								
	El Cometa Vein	210.9	2.2	1.2	1.0	0.1	8	0.01	
	Consuelo Breccia	227.4	2.2	2.1	3.1	4.7	362	0.10	
	Inc.	227.7	1.1	3.4	5.3	8.3	700	0.15	
CM17-4	La Estrella Vein	218.7	2.8	3.1	1.6	0.4	10	0.02	
	El Cometa Vein	406.8	5.1	0.4	3.0	3.5	47	0.01	
	Consuelo Breccia	418.2	2.6	0.4	0.3	0.1	14	0.12	
CM18-1	La Estrella Vein	138.2	2.5	2.0	1.5	0.4	19	0.05	

Drill Hole	Vein	From (m)	Width* (m)	Zinc (%)	Lead (%)	Gold (g/t)	Silver (g/t)	Copper (%)	Comments
	El Cometa Vein	328.3	3.5	3.5	4.4	15.3	36	0.36	
	Consuelo Breccia	341.2	2.7	1.0	1.0	0.3	8	0.06	
CM18-2	La Estrella Vein	126.7	2.8	2.1	2.0	0.4	32	0.02	
	El Cometa Vein	303.6	4.5	6.5	5.1	0.8	115	0.25	
	Inc.	305.3	0.9	15.8	3.8	0.8	58	0.07	
	Consuelo Breccia	308.5	2.4	0.3	0.1	0.3	5	0.03	
CM18-3	La Estrella Vein	89.3	3.5	1.4	1.5	0.3	157	0.08	
	El Cometa Vein	251.7	2.9	1.3	2.4	1.9	38	0.06	
	Consuelo Breccia	258.5	2.2	0.4	0.3	0.1	5	0.01	
CM18-4	La Estrella Vein	154.0	2.7	1.6	0.9	0.8	11	0.02	
	El Cometa Vein	364.3	2.7	1.6	0.8	0.2	5	0.07	
	Consuelo Breccia	386.6	4.8	1.5	1.9	0.2	87	0.76	
CM19-1	La Estrella Vein	129.4	2.6	3.6	2.2	0.2	58	0.03	
	El Cometa Vein	327.9	6.6	4.6	3.0	0.7	63	0.30	
	Inc.	329.7	0.6	11.1	7.1	0.6	72	0.30	
	Consuelo Breccia								CBx not present
CM19-2	La Estrella Vein	145.2	4.0	1.6	1.0	0.3	11	0.01	
	El Cometa Vein	356.2	6.5	1.9	2.9	1.6	62	0.30	
	Consuelo Breccia								CBx not present
CM19-3	La Estrella Vein	68.6	2.6	0.4	0.3	0.3	23	0.01	
	El Cometa Vein	264.2	8.9	4.5	3.7	0.4	40	0.35	
	Inc.	265.1	0.5	10.7	10.5	0.9	178	0.30	
	Consuelo Breccia								CBx not present
MX-1	La Mexicana Vein	121.0	3.7	6.3	2.9	0.2	47	0.05	
	Consuelo Breccia	273.9	2.7	2.7	2.1	0.6	16	0.07	

Note: The width referred to above is the core width and true widths vary between 50% and 95% of core width.

Table derived from the SRK 2008 Technical Report.

6.2 HISTORICAL RESOURCE AND RESERVE ESTIMATES

It is not known if there were any historical resource and reserve estimates completed on the El Cometa property prior to the March, 2008, SRK Technical Report. However, since there was only limited historical production and no previous drilling it is reasonable to assume that no historical resource or reserve estimates were completed.

SRK conducted a mineral resource estimate based on Endeavour Silver's 2006 to 2007 drilling results with the details of the estimate published in a March, 2008, Technical Report.

The diamond drilling assay results were constrained by wireframes of the mineralization. Inverse Distance Weighting to the power of three (ID^3) was used to estimate the grades and populate a three-dimensional block model using relatively large blocks. The tonnage was based on an average density of 2.7 t/m^3 and a cut-off of 4.5% zinc equivalent. The effective date of the mineral resource estimate was stated as December 31, 2007 (Table 6.4).

In the Technical Report, SRK mentioned that the mineral resource estimate conformed to both the JORC Code (excepting minor terminology differences) and the current CIM standards and definitions for estimating resources and reserves as required under the NI 43-101, Standards of Disclosure for Mineral Projects.

Table 6.4
El Cometa Property Mineral Resource Statement as of December 31, 2007 (Cut-off Grade 4.5% Zinc Equivalent)

Vein	Resource Classification	Tonnage (t)	Grade					Metal				
			Zinc (%)	Lead (%)	Silver (g/t)	Gold (g/t)	Copper (%)	Zinc (t)	Lead (t)	Silver (oz)	Gold (oz)	Copper (t)
El Cometa	Indicated	420,000	3.4	2.9	40	1.0	0.20	14,000	12,000	515,000	13,500	800
El Cometa	Inferred	760,000	2.2	2.5	40	1.1	0.20	17,000	20,000	960,000	27,000	1,400
Consuelo Breccia	Indicated	120,000	2.3	2.7	25	1.6	0.15	3,000	4,000	105,000	6,000	200
Consuelo Breccia	Inferred	140,000	1.8	2.0	50	1.2	0.35	3,000	5,000	240,000	5,500	500
La Estrella	Indicated	60,000	2.1	1.7	65	0.3	0.05	1,500	2,000	130,000	500	0
La Estrella	Inferred	250,000	3.7	2.6	30	0.5	0.05	9,000	5,000	230,000	4,500	100
Total	**Indicated**	**600,000**	**3.0**	**2.7**	**39**	**1.0**	**0.16**	**18,500**	**16,000**	**750,000**	**20,000**	**1,000**
Total	**Inferred**	**1,150,000**	**2.5**	**2.4**	**39**	**1.0**	**0.17**	**29,000**	**30,000**	**1,430,000**	**36,500**	**1,900**

Table derived from the SRK 2008 Technical Report.

SRK noted that it was not aware of any significant technical, legal, environmental or political considerations which would affect the eventual extraction and processing of the resources at the El Cometa property, but further work is required to increase the resource, improve confidence in detailed geometry and increase confidence in local grade estimation before mine planning and subsequent technical or economic studies are undertaken in any detail.

SRK believed that the land controlled by Endeavour Silver is prospective both along strike and down dip of the existing mineralization and that further resources could be discovered on and around the property.

However, it should be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability and that there are currently no mineral reserves on the El Cometa property.

Subsequent to the mineral resource estimate in the SRK report, Endeavour Silver drilled 7 additional holes totalling 1,989.53 m in 2008. Using the new drilling data, Endeavour Silver exploration staff has re-estimated the resources at El Cometa as of December 31, 2008. This resource estimate used lower metal prices and a higher cut-off grade than those used for the SRK estimate. The cut-off grade for Indicated and Inferred resources for the El Cometa project was a US $40 NSR based on metal prices of US $12/oz silver, US $900/oz gold, US $0.50/lb lead, US $0.50/lb zinc. Metallurgical recoveries used were 71% for silver, 75% for gold, 80% for lead and 74% for zinc.

Micon has audited Endeavour Silver's December 31, 2008, mineral resource estimate with the results of the audit contained in Sections 14 and 17 of this report.

7.0 GEOLOGICAL SETTING

7.1 REGIONAL GEOLOGY

The Parral mining district is in the heart of the Mexican silver belt. The geology of this belt is characterized by two volcanic sequences of Tertiary age, discordantly overlying deeply eroded Mesozoic sediments and older metamorphic rocks. The physiography of the belt resembles the basin and range area in the western United States, with wide, flat valleys and narrow, relatively low mountain ranges and hills.

The precious metal-bearing fissure vein type of mineral deposit is the most widespread and economically important type of deposit found in the belt. The belt has been recognized as a significant metallogenic province which has reportedly produced more silver than any other equivalent area in the world.

Figure 7.1 is a regional geology map of the Parral mining district.

7.2 PROPERTY GEOLOGY

The Parral mining district is underlain by three packages of rock, ranging from Cretaceous to Tertiary. The oldest is the Parral Formation, a deformed series of low-metamorphic grade marine sediments, intruded by hypabyssal andesites which are overlain by a Tertiary volcanic sequence named the Escobedo Volcanic group. It is likely that the hypabyssal intrusions are co-genetic with Escobedo Volcanics. Elsewhere in the Parral district, a quartz monzonite pluton intrudes the Parral Formation, but this has not been observed on the El Cometa concession.

7.2.1 Parral Formation (Cretaceous)

The oldest rocks are carbonaceous greywackes, shales, and thin-bedded limestones of the Parral Formation. This thick sequence has an extensive distribution within the region, from Parral southward to the Santa Barbara mining district where it hosts significant silver-lead-zinc mineralization. In the Parral mining district, these rocks are deformed into broad folds with north-south trending axes, except where tight folding is controlled by proximity to compressive structures.

On the El Cometa property, the Parral Formation contains arenitic greywackes at depth which grade upward to interbedded carbonaceous shales and thinly bedded nonfossiliferous grey limestones. The formation is consistent with deposition in a deepening marine basin peripheral to shelf carbonaceous zones that frequently shed sandy calcareous material into the muddy basin depths.

Figure 7.1
Regional Geology Map



Figure obtained from Endeavour Silver Corp.

7.2.2 Intrusive Rocks (Tertiary)

The largest body of intrusive rock on the El Cometa property is a hypabyssal andesite that has its fullest expression in the centre of the deposit, with apparent apophyses extending into dykes toward the north. The intrusions are pre-mineralization and do not exercise any discernable structural control on the quartz-carbonate veins, although there is a general spatial association of robust mineralization and such intrusive bodies. The intrusive andesite is seen only in the hangingwall of the El Cometa vein and, therefore, it may have exerted some influence over the development of the structure controlling the vein.

7.2.3 Escobedo Volcanics (Eocene)

In the Parral mining district, the Parral Formation is unconformably overlain by a tilted, block-faulted volcanic package, approximately 950 m thick, known as the Escobedo Volcanic group which is comprised of basalt flows, rhyolitic ignimbrites, andesite flows and volcaniclastic units. Major veins of the Parral district such as Veta Colorado and La Prieta are hosted by these volcanics, but the El Cometa vein is hosted only by the Parral Formation and probably represents a deeper expression of the Parral hydrothermal system.

No surface mapping has been conducted on the El Cometa mineral concession. There is no surface expression of the vein, except in old workings, and the area geology is primarily buried under urban development such as roads and buildings.

8.0 DEPOSIT TYPES

The El Cometa mineralization occurs in three north-south vein structures: El Cometa, La Estrella and Consuelo Breccia, and one nearly east-west structure: La Mexicana. The mineralization style is of the low to intermediate-sulphidation epithermal vein type exhibiting typical banded, brecciated and, occasionally, chalcedonic textures. The base metal enrichment of the veins, depletion of silver relative to other significant veins of the district and hosting by footwall Parral Formation rocks are consistent with a deep epithermal genesis.

The principal vein, El Cometa, averages 3.9 m in thickness and dips approximately 55° westward at the deeper elevations, and more steeply nearer to surface. Wider vein thicknesses persist at depth and are due to either reverse faulting causing dilation of flatter portions of the vein or strike-slip displacement with dilational effects controlled by curvature along strike.

The other veins, La Estrella, Consuelo Breccia and La Mexicana, are considered subsidiary structures. The La Estrella vein is located in the hangingwall of the El Cometa vein, averages about 1 m in width, is separated from the El Cometa vein by 100 m in the north and 150 m in the south and has a strike of 355° and dips 55° to the west. The Consuelo Breccia is located in the footwall of the El Cometa vein, separated by a variable distance of normally 20 to 30 m, although occasionally they are in contact. The mineralization occupies a zone generally some 2 m to 5 m wide; it has a strike of 315° in the north and 355° in the south with a 55° westerly dip. The La Mexicana is a 1 m to 2 m wide, near-vertical vein with a perpendicular strike. However, the La Mexicana vein is not included in the resource estimate owing to very sparse and poorly oriented drill hole intersections.

In a typical epithermal vein system, the precious metal zone may extend to 1,000 m below the hydrothermal venting surface, however, at El Cometa, the metals are unevenly distributed throughout the veins, suggesting that mineralization is transitional from a precious metal zone to a deeper base metal interval; the stratigraphic position suggests that the El Cometa mineralization formed some 1,000 -1,500 m below a volcanic paleosurface.

9.0   MINERALIZATION

The most common rock type in mineralized structures is breccia, but banded to massive quartz-calcite vein material is not uncommon. Mineralization textures range from banded to brecciated quartz-calcite-barite-fluorite gangue with variable distributions of galena-sphalerite-pyrite +/- chalcopyrite +/- pyrolusite +/- hematite. Breccia textures vary from dark silica matrix surrounding white quartz clasts, to white quartz-calcite matrix enclosing dark wall rock clasts. Masses of galena-sphalerite occur in breccia and in association with banded white quartz-carbonate with chlorite-pyrite-(black) sulphide bands.

A petrographic study conducted at the University of Sonora determined a paragenetic sequence in the El Cometa mineralization consisting of early quartz + sphalerite + galena followed by euhedral pyrite +/- anhedral chalcopyrite and finally late calcite +/- hematite +/- pyrolusite.

Zinc, lead, silver, gold and copper combine in potentially economic concentrations in many drill hole intercepts throughout the Parral project. The distribution of these metals is potentially zoned in vertical and steep southerly plunging features. Also, there is a tendency for lead and, in particular, zinc to exhibit higher grades at lower depths and to the south.

10.0   EXPLORATION

A description of any historical exploration and Endeavour Silver's 2006 to 2007 program conducted on the property is provided in Section 6.

10.1   2008 EXPLORATION PROGRAM

In 2008, Endeavour Silver conducted a limited surface diamond drilling program on the El Cometa property. The purpose of this program was to tighten up the drill spacing to approximately 40 m centres in a portion of the El Cometa deposit, to permit preliminary mine planning and economic analysis. All of these in-fill holes intersected polymetallic mineralization and helped to further define the El Cometa vein system.

The in-fill drilling program commenced in December, 2007 and was completed in March, 2008. Diamond drilling was conducted by Perforaciones Godbe de Mexico, S.A. de C.V. (Perforaciones Godbe), a wholly-owned subsidiary of Colorado, USA-based Godbe Drilling LLC (Godbe). Neither Perforaciones Godbe nor Godbe holds an interest in Endeavour Silver and are independent of Endeavour Silver.

Six holes totaling 1,800.20 m were completed during 2008 (Table 10.1; Fig. 10.1). A seventh drill hole (CM12-2) was completed in December, 2007 and included in the SRK report. Subsequent to the mineral resource estimate in the SRK report, Endeavour Silver drilled 7 additional holes totalling 1,989.53 m for a grand total of 33 holes, totaling 11,136.03 m on the El Cometa property.

Table 10.1
Summary of the 2008 El Cometa Property Drilling Program

Drill Hole Number	Northing (Y)	Easting (X)	Elevation (Z)	Azimuth (°)	Dip (°)	Core Diameter	Total Depth (m)	Start Date	Finish Date
CM13-5	2,980,273	429,311	1,782	90	-78	HQ	325.90	10/12/2007	12/01/2008
CM13-6	2,980,262	429,328	1,782	90	-45	HQ	214.35	13/01/2008	18/01/2008
CM14-4	2,980,223	429,293	1,784	90	-78	NQ	400.00	19/01/2008	02/02/2008
CM14-5	2,980,223	429,339	1,781	90	-69	NQ	291.95	03/02/2008	12/02/2008
CM15-4	2,980,173	429,340	1,781	90	-78	NQ	316.75	13/02/2008	23/02/2008
CM15-5	2,980,173	429,340	1,781	90	-54	NQ	251.25	24/02/2008	05/03/2008
						Total	**1,800.20**		

Table obtained from Endeavour Silver Corp.

In 2008, Endeavour Silver spent US $429,669 on exploration activities on the El Cometa property (Table 10.2).

Figure 10.1
El Cometa Longitudinal Section Showing the Drill Intersection Points on the El Cometa Vein
(Looking Due West)



Figure obtained from Endeavour Silver Corp.

Table 10.2
Summary of the 2008 Exploration Expenditures for the El Cometa Property

Expense Description	Pesos	US $
Assays	523,736	48,769
Consultants	21,513	2,003
Diamond drilling	2,222,073	206,912
Field	31,754	2,957
Housing	80,161	7,464
Food	7,219	672
Geology and engineering personnel	57,465	5,351
Management	1,604	149
Contract payments and fees	1,342,661	125,024
Salaries	174,742	16,271
Travel and lodging	37,490	3,491
Vehicle	2,001	186
Gas	16,939	1,577
Repair and maintenance	39,783	3,704
Expenses non deductable	55,166	5,137
Assays	523,736	48,769
Total	**4,614,306**	**429,669**

Table obtained from Endeavour Silver Corp.

11.0   DRILLING

A description of Endeavour Silver's 2006 to 2007 program conducted on the property is provided in Section 6.

11.1   2008 DRILLING PROGRAM AND RESULTS

Subsequent to mineral resource estimate in the 2008 SRK report, Endeavour Silver drilled 7 additional holes (CM12-2, CM13-5, CM13-6, CM14-4, CM14-5, CM15-4 and CM15-5). Drilling highlights include intercepts of up to 564 g/t silver, 3.2 g/t gold, 0.4% lead and 0.4% zinc over 1.4 m true width in hole CM15-5; and 69 g/t silver, 3.2 g/t gold, 1.2% lead and 2.8% zinc over 1.7 m true width in hole CM12-2. CM12-2 was included in the SRK report but was not used in the SRK resource estimate.

Cross-sections for drill holes are shown in Figures 11.1 through 11.4. The principal rock units depicted in the cross-sections include the Parral Formation (light blue) and a porphyritic monzonite intrusive (magenta). The vein structures (El Cometa, Consuelo Breccia and Estrella) are shown in red.

Significant drill hole intercepts for the 2008 program are summarized in Table 11.1.

The following are detailed descriptions of the 2008 El Cometa program drill hole intercepts.

11.1.1   Drill Hole CM12-2

The El Cometa vein was intercepted from 159.40 to 162.45 m in drill hole CM12-2 (Table 11.1; Figure. 11.1). The structure consisted of a quartz vein with sulphides and a vuggy-textured stockwork with disseminated sulphides. From 161.50 to 162.45 m, a more sulphide-rich interval was intercepted consisting of silica-rich breccias with granular sphalerite, fragments of Parral Formation in a black matrix with fine pyrite.

The hanging wall of the structure is the Parral Formation. It was observed to be weakly silicified, irregularly fractured and contained vuggy, white quartz and some white quartz breccias.

The footwall consisted of a silicified breccia zone with silicic argillite matrix and disseminated pyrite. Also present is the Parral Formation which is comprised of homogenous calcarenites and sandstone but no shale.

Table 11.1
Significant Intercepts for the 2008 Diamond Drilling Program on the El Cometa Property

Drillhole Number	Vein	Intersection (m)				Assay Results				
		From	To	Width	True Width	Gold (g/t)	Silver (g/t)	Copper (%)	Lead (%)	Zinc (%)
CM12-2	El Cometa	160.30	162.45	2.15	1.65	3.2	69	0.530	1.159	2.812
	Including	161.00	161.50	0.50	0.38	8.7	216	0.075	1.480	1.700
CM13-5	Hangingwall Cometa	217.80	218.20	0.40	0.35	0.7	38	0.151	5.420	15.750
	El Cometa	250.90	252.70	1.80	1.13	0.1	9	0.021	0.781	2.132
CM13-6	El Cometa	169.50	172.00	2.50	2.38	2.2	17	0.015	0.807	1.299
	Including	171.45	172.00	0.55	0.52	8.7	22	0.023	0.535	1.410
CM14-4	La Estrella	117.80	118.75	0.95	0.82	0.3	26	0.063	2.427	2.909
	El Cometa	298.95	301.10	2.15	1.62	1.0	8	0.034	1.276	0.816
	Consuelo Breccia	374.90	375.50	0.60	0.56	0.1	48	0.633	1.518	1.254
CM14-5	El Cometa	212.20	219.10	6.90	4.44	0.8	38	0.059	4.861	4.943
	Including	217.10	219.10	2.00	1.29	1.1	75	0.098	6.892	7.786
	Consuelo Breccia	259.95	260.90	0.95	0.67	0.1	5	0.015	0.216	0.392
CM15-4	El Cometa	228.45	230.40	1.95	1.38	0.7	20	0.152	2.690	2.938
	Footwall Cometa	266.40	268.65	2.25	1.45	0.3	8	0.014	0.751	1.291
	Consuelo Breccia	281.55	282.65	1.10	0.63	0.1	14	0.013	2.831	0.557
CM15-5	El Cometa	194.15	195.60	1.45	1.36	3.2	564	0.043	0.396	0.430
	Consuelo Breccia	225.50	227.9	2.40	1.84	0.2	12	0.007	0.806	1.323

Table obtained from Endeavour Silver Corp.

Figure 11.1
Cross-Section Through Drill Holes CM12-1 and CM12-2 on the El Cometa Vein


W
SECTION CM12's
W-E Looking at North
E
ENDEAVOUR
SILVER
1800
1700
1600
1500
1400
1300
E L E V A T I O N
LEVEL 2 ELEV. 1734m
EL COMETA VEIN
Tmz
Km
0.38 m / 0.22 gpt Au / 41 gpt Ag CHEMEX
0.01 % Cu / 1.64 % Pb / 1.80 % Zn CHEMEX
2.93 m / 1.96 gpt Au / 41 gpt Ag CHEMEX
0.03 % Cu / 0.69 % Pb / 1.76 % Zn CHEMEX
CM12-1
Azimut 90º
Dip -65º
Total Depth 173.30 m.
CM12-2
Azimut 90º
Dip -83º
Total Depth 189.33 m.
EL COMETA VEIN
?
EL COMETA CLAIM
REFERENCE LINE NS
EL COMETA CLAIM
SCALE
0 25 50 75 150
Meters

Figure obtained from Endeavour Silver Corp.

11.1.2 Drill Hole CM13-5

The El Cometa vein was intercepted from 250.20 to 256.85 m in drill hole CM13-5 (Table 11.1; Figure. 11.2). The structure consisted of a banded and vuggy textured stockwork of quartz veinlets. Fractures were filled with massive sulphide and hematite + chlorite bands + iron oxide. The wallrock was moderate to strongly silicified. From 255.70 to 256.85 m, it consisted of angular quartz + Parral Formation fragments held together by silica cement.

The hanging wall of the structure is the intrusive porphyritic monzonite. This is cut by quartz veinlets with minor iron oxide bands + galena + sphalerite + pyrite and argentite. There is evidence of vuggy texture and a locally moderate to strongly silicified matrix.

The footwall consists of brecciated Parral Formation with angular fragments of shale + quartz held together by silica cement. There is evidence of some hematite bands. Also present are locally massive sulphides with minor disseminated pyrite and possible chalcopyrite.

11.1.3 Drill Hole CM13-6

The El Cometa vein was intercepted from 165.75 to 172.60 m in hole CM13-6 (Table 11.1; Figure. 11.2). The vein consists of quartz veinlets in strongly silicified wall rock and is locally brecciated. Within the vein there are some angular to sub-angular fragments of shale + tuff and locally abundant sulphides. From 166.65 to 170.05 m, the vein consists of a stockwork zone with quartz stringers and also hematite + chlorite stringers. This portion of the vein also includes a moderate silicified zone with abundant hematite bands and moderate chloritization and locally high sulphide concentrations. From 170.90 to 171.40 m, the vein is a banded quartz vein with abundant chlorite bands. From 171.40 to 172.60 m the vein consists of a strongly silicified wall rock with local brecciation of angular to sub-angular shales + sandstone + fragments held together by silica cement and minor broken iron oxide fragments.

The hanging wall rocks are a part of the Parral Formation with abundant quartz stringers, moderate sulphides concentration and some filled fractures of iron oxide. There is evidence of barite crystals.

The footwall rocks are also part of the Parral Formation with abundant quartz stringers, locally brecciated, very fine disseminated pyrite and weak chlorite alteration, locally silicified.



Figure 11.2
Cross-Section Through Drill Holes CM13-1, -2, -3, -4, -5 and -6 on the El Cometa Vein



W
SECTION CM13's
W-E Looking at North
E
ENDEAVOUR SILVER
1800
1700
1600
1500
1400
1300
ELEVATION
Km FORMACIÓN PARRAL
SECUENCIA DE CALIZAS ARCILLOSAS, CALIZAS CARBONOSAS, LUTITAS Y ARENISCAS.
Most important values.
EL COMETA SHAFT
LEVEL 3 ELEV. 1700 m
6.51 m/0.9 gpt Au/14 gpt Ag CHEMEX
0.01 %Cu/ 0.63 %Pb/0.80 %Zn CHEMEX
4.98 m/0.3 gpt Au/11 gpt Ag BSI
0.019 %Cu/ %Pb/2.035 %Zn SGS
2.75 m/0.5 gpt Au/2 gpt Ag BSI
0.042 %Cu/ %Pb/3.60 %Zn SGS
4.00 m/0.1 gpt Au/6 gpt Ag CHEMEX
0.01 %Cu/ 0.32 %Pb/0.88 %Zn CHEMEX
7.20 m/0.3 gpt Au/11 gpt Ag BSI
0.05 %Cu/0.87 %Pb/1.34 %Zn MG
CM13-6
Azimut 85°
Dip -44°
Total Depth 214.35 m.
CM13-1
Azimut 90°
Dip -51°
Total Depth 245.85 m.
CM13-2
Azimut 90°
Dip -65°
Total Depth 319.40 m.
CM13-5
Azimut 90°
Dip -78°
Total Depth 325.90 m.
CM13-3
Azimut 90°
Dip -85°
Total Depth 386.90 m.
Km
Tmz
LA ESTRELLA VEIN
EL COMETA VEIN
CONSUELO BRECCIA
EL COMETA CLAIM
REFERENCE LINE NS
SCALE
0 25 50 75 150
Meters

Figure obtained from Endeavour Silver Corp.

11.1.4 Drill Hole CM14-4

The La Estrella vein was intercepted from 117.80 to 118.75 m in hole CM14-4 (Table 11.1; Figure 11.3). The intercept consisted of a brecciated vein with strong silicification and moderate chlorite, sub-angular quartz + shale fragments and high sulphide concentrations. The hanging wall is the typical Parral Formation and the footwall is comprised of the porphyritic monzonite intrusive.

The El Cometa vein was intercepted from 300.00 to 305.20 m in hole CM14-4. The structure consisted of a banded quartz vein with hematite + chlorite and sulphide bands. The entire vein is strongly fractured with iron oxide fracture fillings. The hanging wall and footwall are typical rocks of the Parral Formation.

The Consuelo Breccia was intercepted from 373.40 to 383.20 m. The structure consisted of black carbonaceous shale fragments with calcite + epidote + quartz, weak propylitization, rare hematite bands and minor galena + sphalerite mineralization. The hanging wall consists of the porphyritic monzonite intrusive and the footwall is comprised of the typical Parral Formation rocks.

11.1.5 Drill Hole CM14-5

The El Cometa vein was intercepted from 209.75 to 221.75 m in hole CM14-5 (Table 11.1; Figure 11.3) and consisted of local breccias with strongly silicified shale fragments, banded quartz + hematite + chlorite veinlets and minor vuggy quartz + calcite veinlets. The hanging wall is stockworked Parral Formation and the footwall is typical Parral Formation rocks.

The Consuelo Breccia was intercepted from 260.45 to 260.90 m (Table 11.1) and consisted of moderately silicified and chloritized shale with quartz + calcite + chlorite stringers and dark yellow sphalerite. The hanging wall is comprised of black carbonaceous shale with calcite + chlorite stringers and fine disseminated pyrite. The footwall consists of typical Parral Formation rocks.

11.1.6 Drill Hole CM15-4

The El Cometa vein was intercepted from 228.45 to 233.30 m in hole CM15-4 (Table 11.1; Figure 11.4). The vein consisted of soft and weathered core with brecciated texture, angular to subangular monzonite fragments and abundant hematite bands. From 230.40 to 233.55 m, angular shale fragments, locally chloritized, are present. The hanging wall is comprised of the porphyritic monzonite intrusive while the footwall consists of typical Parral Formation rocks.

Figure 11.3
Cross-Section Through Drill Holes CM14-1, -2, -3, -4 and -5 on the El Cometa Vein



Figure obtained from Endeavour Silver Corp.

The Footwall Cometa vein was intercepted from 264.85 to 268.65 m. The footwall vein in this location is a moderate to intensely silicified structure with hematite+chlorite bands and brecciated texture. Locally vuggy quartz is present with fine disseminated pyrite and minor galena and sphalerite. The hanging wall is stockworked with hematite and chlorite bands in moderately to strongly silicified rocks of the Parral Formation. The footwall is comprised of typical Parral Formation rocks.

The Consuelo Breccia was intercepted from 281.55 to 282.65 m. This structure consisted of a breccia with strong silicification and quartz + chlorite + hematite stringers, fine disseminated pyrite, galena and brown sphalerite. The hanging wall and the footwall are comprised of typical Parral Formation rocks.

11.1.7   Drill Hole CM15-5

The El Cometa vein was intercepted from 191.05 to 198.50 m in hole CM15-5 (Table 11.1; Figure 11.4) and consisted of banded quartz veinlets with hematite + chlorite bands. From 192.85 to 195.05 m, the vein is strongly fractured and silicified shale with brecciated texture containing angular shale + quartz fragments. The hanging wall and footwall are comprised of typical Parral Formation rocks.

The Consuelo Breccia was intercepted from 225.5 to 228.7 m. The structure is comprised of moderately to strongly silicified breccias with angular quartz + Parral Formation shale fragments. The hanging wall and the footwall are typical Parral Formation rocks.

11.2   MICON COMMENTS ON THE EL COMETA DRILLING PROGRAM

Micon has reviewed Endeavour Silver's 2008 drilling program on the El Cometa property. Micon believes that, in light of the information provided, Endeavour Silver met its objectives of tightening up the drill spacing to approximately 40 m centres in a portion of the El Cometa deposit, to permit preliminary mine planning and economic analysis. The information obtained by Endeavour Silver will assist it in further evaluating the vein structures on the property and the nature of the remaining work to be conducted at the site.

Figure 11.4
Cross-Section Through Drill Holes CM15-1, -2, -3, -4 and -5 on the El Cometa Vein


W
SECTION CM15's
W-E Looking at North
E
ENDEAVOUR SILVER
ELEVATION
1800
1700
1600
1500
1400
1300
LA ESTRELLA VEIN
EL COMETA VEIN
CONSUELO BRECCIA
STOCKWORK AT HANGINGWALL
Tmz
Km
2.1 m/2.1 gpt Au/368 gpt Ag
0.03 %Cu/0.320 %Pb/0.399 %Zn CHEMEX
5.32 m/1.0 gpt Au/9 gpt Ag BSI
0.039 %Cu/1.065 %Pb/1.051 %Zn SGS
CM15-5
Azimut 90°
Dip -54°
Total Depth 251.25 m.
2.1 m/0.6 gpt Au/16 gpt Ag
0.106 %Cu/2.014 %Pb/2.16 %Zn CHEMEX
2.1 m/0.2 gpt Au/7 gpt Ag
0.13 %Cu/0.576 %Pb/1.031 %Zn CHEMEX
CM15-1
Azimut 90°
Dip -66°
Total Depth 306.35 m.
4.03 m/1.4 gpt Au/74 gpt Ag/0.304 %Cu/8.595 %Pb/2.689 %Zn BSI
CM15-4
Azimut 90°
Dip -78°
Total Depth 316.75 m.
CM15-2
Azimut 90°
Dip -85°
Total Depth 380.70 m.
11.01 m/0.5 gpt Au/55 gpt Ag/0.254 %Cu/ %Pb/1.435 %Zn SGS
CM15-3
Azimut 90°
Dip -77°
Total Depth 494.65 m.
EL COMETA CLAIM
REFERENCE LINE NS
EL COMETA CLAIM
SCALE
0 25 50 75 150
Meters

Figure obtained from Endeavour Silver Corp.

12.0   SAMPLING METHOD AND APPROACH

A description of Endeavour Silver's sampling method and approach for the El Cometa property was previously provided in the March, 2008, NI 43-101 Technical Report by SRK. For completeness of this report, the sampling method and approach has been excerpted and edited from the March, 2008, report.

12.1   ENDEAVOUR SILVER 2008 DRILLING PROCEDURES

Drill holes are typically drilled from the hanging wall, perpendicular to and passing through the target structure, into the footwall. No drilling is designed for intercepting angles less than about 35° to the target, and most are between 45° and 90°. Drill holes are typically HQ or NQ size.

On the drill site, the drill set-up is surveyed for azimuth, inclination and collar coordinates with the drilling subject to daily scrutiny and coordination, with the drill crew, by Endeavour Silver's geologists. At or near the targeted drill hole depth, the hole is surveyed using a Reflex multi-shot down-hole survey instrument. Survey measurements are obtained at a depth of approximately 4 m below the end of the drill string and at 30 m to 50 m intervals from the bottom of the hole back up to the collar. The survey data obtained from the drill hole are transferred to a handheld personal digital assistant (PDA), and thence to the Vulcan mine planning software and AutoCAD databases. True thicknesses are estimated from the measured inclination of the drill hole intercept and the interpreted dip of the vein. It should be noted that Endeavour Silver did not conduct any down-hole surveys for the 2008 drill holes and that the previous description applies to Endeavour Silver's normal operations if the surveys are conducted.

The full drill core boxes are collected daily and brought to the core storage and logging facility where the core is laid out, measured, logged for geotechnical and geological data, and marked for sampling.

The core storage facility used during the 2008 drilling program was a rented warehouse building in Parral. This was a locked and well-protected structure that was under 24 hour surveillance by a resident watchman. At the end of 2008, the warehouse rental agreement was terminated and all El Cometa drill core was moved to a secure core storage facility at Endeavour Silver's Guanaceví mine in Durango.

12.2   ENDEAVOUR SILVER 2008 CORE LOGGING PROCEDURES

Endeavour Silver geologists used established logging codes and other database organization for the 2008 drilling program. In general, the geologist uses geological criteria to select sample intervals. Quartz vein material is separated from hanging and footwall horizons, and internal vein samples are broken out by texture-type. Three principal types of vein textures are recognized: (a) massive; (b) banded; and (c) brecciated. As much as possible, vein samples are selected to represent mineralization episodes.

Mineralized core was sampled at intervals less than or equal to 1.5 m in length and selected by Endeavour Silver's geologists to represent individual styles of mineralization. Depending on the competency of the core, it was either cut in half with a diamond saw or split with a pneumatic core splitter. Samples were bagged and tagged at the Parral field office and then shipped for analysis. Endeavour Silver's exploration staff transported the samples directly to the laboratory in pickup trucks.

The majority of the core was competent and recoveries were 100% in the mineralized zones. There were only a few intervals of Parral Formation sediments where recoveries were between 75% and 85%. In a couple of these cases, lower recoveries were observed at the contact between the Parral Formation sediments and Tertiary monzonite dykes.

Table 11.1 found in Section 11, which discusses the results of the 2008 drilling program, summarizes the significant intercepts for the 2008 diamond drilling program on the El Cometa property.

13.0   SAMPLE PREPARATION, ANALYSIS AND SECURITY

A description of Endeavour Silver's sample preparation, analyses and security is contained in the SRK March, 2008, NI 43-101 Technical Report. For completeness of this report the sampling method and approach for the El Cometa property has been excerpted and edited from the March, 2008, report.

13.1   SAMPLE PREPARATION

13.1.1   Sample Preparation

All of Endeavour Silver's drill core samples collected as part of the 2008 drilling program were bagged and tagged at the Parral field office and shipped to the ALS-Chemex (ALS) assay laboratory in Chihuahua, Mexico for sample preparation and the ALS laboratory in Vancouver, Canada, for analysis.

Upon arrival at ALS in Chihuahua, all of the samples are logged into the laboratory's tracking system. Then the entire sample is weighed, dried and fine crushed to better than 70% passing 2 mm. A sample split of up to 250 g is then taken and pulverized to 85% passing 75 microns.

13.1.2   ALS Sample Analysis

The analytical procedure employed for the gold and silver grades is fire assay with an atomic absorption (AA) finish using a 50 g nominal pulp sample weight. Lead, zinc and copper grades are determined by AA.

Selective pulps are also subjected to aqua regia digestion and Inductively Coupled Plasma (ICP) multi-element analysis. This is sometimes used as an economical tool for first pass exploration geochemistry. The data reported from an aqua regia leach are considered to represent the leachable portion of the particular analyte (the substance that is being identified or measured in a laboratory test).

These analytical methods are optimized for low detection limits. The assays for evaluation of high-grade materials have been optimized for accuracy and precision at high concentrations (>10,000 ppm). Over-limits for lead, zinc and copper are determined by either using atomic adsorption (AA) or atomic emission spectroscopy (AES).

The turn-around time required for analyses was typically from 2 to 4 weeks.

13.2   QUALITY ASSURANCE/QUALITY CONTROL (QA/QC)

A QA/QC program of blanks, duplicates, reference standards and check assays has been instituted by Endeavour Silver to monitor the integrity of assay results.

For each batch of approximately 20 samples, control samples are inserted into the sample stream. Each batch of 20 samples includes one blank, one duplicate and one standard reference control sample. Check assaying is also conducted on the samples at a frequency of between 5% and 10%.

Discrepancies and inconsistencies in the blank and duplicate data are resolved by re-assaying either the pulp or reject or both.

Endeavour Silver's sampling process, including handling of samples, preparation and analysis, is shown in the quality control flow sheet (Figure 13.1).

Figure 13.1
Endeavour Silver's Flow Sheet for Drill Core Sampling, Preparation and Analysis


FLOW SHEET FOR CORE SAMPLING, SAMPLE PREPARATION AND ANALYSIS
HQ/ NQ size core
max 1.5 m sample ˜ 5 kg
Prepare duplicates
In 1 in 20 cases, split and insert for duplicate.
Insert coarse blanks (1/20)
Prepare coarse blank
Insert standards (1/20)
Purchase and prepare standards
Submit for chemical assays
Randomly select 1/20 for submission to secondary lab
Review QC
Merge analytical data with sample intervals, location and description in the database.
Monitor Contamination
Introduction of Sampling Error
Monitor Sampling Error
Monitor Accuracy
ENDEAVOUR SILVER

Figure obtained from Endeavour Silver Corp.

13.2.1 Blanks

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. The blank material used was derived

from core samples with no apparent mineralization from Endeavour Silver's drilling programs on the El Cometa property.

Blank samples were inserted at an average rate of approximately 1 for each 20 original samples.

In general, assay results obtained from the blank samples should indicate if there has been any contamination on the part of laboratory during either the preparation or handling of the samples.

13.2.2 Duplicates

Duplicate samples were used to monitor (a) potential mixing up of samples and (b) variability of the data as a result of laboratory error or lack of homogeneity of the samples.

Duplicate core samples were prepared by Endeavour Silver personnel at the core storage facility at the El Cometa property. Preparation first involved randomly selecting a sample interval for duplicate sampling purposes. The duplicates were then collected at the time of initial sampling. This required splitting the core in half and then crushing and dividing the half-split into two portions which were then sent to the laboratory separately. The duplicate samples were ticketed with the consecutive number following the original sample. One duplicate sample was collected for each batch of 20 samples.

13.2.3 Commercial Standard Reference Material Samples

Endeavour Silver has purchased commercial standard reference samples as a preliminary evaluation of the accuracy of the laboratory. Standard reference material was purchased from various internationally-recognized companies (eg. WCM Minerals, Geostats Pty Ltd. etc.). Each reference standard was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver along with a certificate of analysis for each standard purchased.

Unfortunately, commercial reference standards were not readily available for QA/QC purposes during Endeavour Silver's 2008 drilling program.

In the March, 2008, NI 43-101 Technical Report, SRK reviewed the check assays of the reference standards for the 2007 exploration program and found that they showed a close correlation between the ALS and the reference standard assay values. ALS generally demonstrated good accuracy for zinc and lead, reporting only slightly lower on higher grades. Silver was reasonably accurate for high grades but ALS under-reported on low grades. Gold appeared to be accurately reported for the range of grades in the deposit. Copper accuracy was reasonable, but slightly higher at the low grades found in the deposit. Precision of assay results is reasonable with the exception of low grade silver.

Overall, SRK considered the ALS results to display good accuracy. SRK recommended that Endeavour Silver continue to monitor the laboratory with standards to obtain a more substantial set of results before it can assess whether the slight underestimation of high base metal grades is sufficiently demonstrated to warrant application of a small correction factor.

13.2.4   Check Assay Samples

Random pulps are typically selected from original core samples and sent to a second laboratory to verify the original assay and monitor any possible deviation due to sample handling and laboratory procedures. Endeavour Silver sends selected pulps to a third party laboratory, usually BSI-Inspectorate in Durango, for check analysis.

Check assaying has not yet been completed on pulps from the 2008 drilling program. Pulp samples from the original 2008 drill core samples shall be selected and submitted along with new pulp samples collected during drilling planned in 2010.

13.3   MICON'S COMMENTS REGARDING ENDEAVOUR SILVER'S QA/QC PROCEDURES

The QA/QC program described by Endeavour Silver above was not applied to the holes drilled in 2008. Neither standards nor check assay samples were utilized. This oversight should be corrected before the next resource update is generated.

An analysis of the blank samples that were inserted into the sample stream did not indicate any problems.

14.0 DATA VERIFICATION

14.1 MICON SITE VISIT TO THE EL COMETA PROPERTY

Thomas C. Stubens, M.A.Sc., P.Eng a senior geologist with Micon, and a Qualified Person as defined by NI 43-101, visited the Parral project on January 12 and 13, 2010.

Half a day was spent at the Guanaceví mine, an Endeavour Silver operation where the Parral core is stored. The core (Figure 14.1) from several diamond drill holes was viewed in order to become familiar with the geology of the deposit and to review the core logging and sampling procedures.

While inspecting hole CM15-3, it was noticed that two samples (PDH3769 and PDH3770) representing down-hole intervals 440.9 m to 441.2 m and 441.2 m to 441.9 m, respectively, looked as though they had been reversed. An error is suspected because the upper sample assayed over 20% lead and has no visible mineralization, while the lower interval has a great deal of massive galena and only assayed 1.59% lead. Fortunately, these samples are in the hanging wall portion of the El Cometa vein that was not included in the El Cometa block model. Therefore, this possible error does not affect the current resource estimate. Nevertheless, Micon recommends that this situation be investigated and corrected before the next resource update.

In the afternoon, a visit was made to Parral to see the El Cometa and San Juanico properties. Micon viewed several drill sites, verified the collar locations, viewed exposures of the El Cometa vein and Consuelo Breccia in a road cut and visited the San Juanico headframe. Figures 14.2, 14.3 and 14.4 illustrate a collar location, El Cometa vein exposure and San Juanico headframe.

The second day was spent in Durango in the Endeavour Silver exploration office reviewing the Vulcan model, the drill hole database and QA/QC data. In addition, data for the 2008 diamond drill campaign, consisting of assay certificates, drill logs and core photographs, were compiled and collected to allow Micon to verify the data in Vancouver.

14.2 DATA VERIFICATION FOR THE RESOURCE ESTIMATE ON THE EL COMETA PROPERTY

Micon's data verification concentrated mainly on the data from the 2008 drilling campaign, although the entire Parral project drill hole database was examined for errors and consistency:

- Collar coordinates were checked against drill logs.

- Drill logs and electronic files were checked for missing intervals and for overlapping from and to data.

- Geological codes were verified by comparing drill logs to composites used for wireframe construction, to sample composites and to the block models.

Figure 14.1
Core Laid Out for Viewing from the El Cometa Property at the Guanaceví Mine



Figure 14.2
Location Monument for Drill Hole CM12-1 on the El Cometa Property, Parral Project



Figure 14.3
Surface Exposure of the El Cometa Vein on the El Cometa Property, Parral Project



Figure 14.4
San Juanico Headframe on the San Juanico Property, Parral Project



The few errors and inconsistencies identified were brought to the attention of Endeavour Silver and the necessary corrections were completed.

The assay data pertaining to the 2008 drilling campaign were compared to the original ALS datafiles and laboratory certificates in search of errors. None was found.

The block models and wireframes generated by Endeavour Silver, using Vulcan modeling software, were imported into Datamine where Micon:

- Validated the grade estimation process used by Endeavour Silver.
- Validated the resource classification.
- Verified the resource tabulation.
- Verified NSR and AgEq calculations and assumptions.

In Micon's opinion, the methods used to build the El Cometa deposit models and estimate the El Cometa mineral resource are appropriate for narrow vein deposits and for early stage projects of this nature.

15.0   ADJACENT PROPERTIES

Two properties of significance adjoin the El Cometa property to the north and the south: San Juanico to the north and La Esmeralda to the south.   Figure 15.1, which is a vertical longitudinal projection and plan view of the adjacent properties, illustrates the depths to which La Esmeralda was mined. Over 1 km of untested ground lies between the El Cometa project and the La Esmeralda workings where the surface is covered by residential developments and any future exploration would be most likely conducted from underground.

The geology, nature of the mineralization, historical production over the last two centuries and current production, along with the limited use of modern exploration concepts and technology on the property to identify new areas of mineralization in the Parral mining district, are all considered by Micon to positively affect the exploration potential of the ground contained within the El Cometa property.

Figure 15.1
Vertical Longitudinal Projection (looking west) and Plan of the Adjacent Properties



Figure provided by Endeavour Silver Corp.

16.0   MINERAL PROCESSING AND METALLURGICAL TESTING

Endeavour Silver had a number of metallurgical tests conducted on the mineralization prior to January, 2008. The results of the 3 phases of testwork are contained in the March, 2008, SRK Technical Report. However, for complete reporting purposes the details of the testwork are summarized below.

16.1   PHASE 1 METALLURGICAL TESTING

Metallurgical testing was conducted on one sample of El Cometa mineralization submitted to the SGS de Mexico, SA de CV. (SGS) laboratory in Durango, Mexico.

The main objective of the program was to assess the sensitivity of the sample to flotation, as well as the determining the Work Index. The flotation test work was separated into five aspects:

1. Grinding and flotation tests at different particle sizes.
2. Tests with two different collectors.
3. Sphalerite depressing tests using zinc sulphate.
4. Optimization of collector addition.
5. Final tests.

Based on the parameters and results of 15 tests, a final test was conducted.

16.1.1   Summary of Phase 1 Metallurgical Testing

Based on SGS's testwork it was determined that:

- The initial test showed that it is possible to obtain a lead concentrate grading 55.5% lead and 5.0% zinc; and a zinc concentrate grading 52.4% zinc and 3.1% iron.

- SGS reported that it was possible to depress the iron in both concentrates, by adding cyanide.

- SGS also reported that recoveries could be improved if a second test program was performed.

16.2   PHASE 2 METALLURGICAL TESTING

Process Research Associates (PRA) in Vancouver, Canada, completed a second phase of metallurgical testwork to determine optimal recoveries for lead, zinc, gold and silver on a second sample of El Cometa mineralization.

PRA noted the following:

1. Mineralogical work showed that sphalerite is the most abundant sulphide and is fairly coarse grained; next in abundance is galena followed by pyrite and chalcopyrite with some of the chalcopyrite being oxidized to covellite. No free gold or silver minerals were reported in any of the 6 samples examined. The pyrite, covellite, chalcopyrite and some of the galena are fine grained and intergrown in the sphalerite.

2. The gold and silver assays of the cleaned lead concentrate product by SGS suggested that the galena flotation is responsible for most of the gold and silver recovered but that the remaining gold and silver minerals do not respond to the zinc flotation conditions after lead flotation.

3. The cleaned zinc concentrate carried little or no gold with some silver probably from the slow floating lead reporting to the zinc concentrate.

4. The SGS Phase 1 flotation testwork suggests that there are other gold/silver carriers in the mineral assemblage. These carriers could be chalcopyrite, pyrite, ruby silver or native gold and silver.

Several suggestions were made to improve recovery, especially for gold and zinc, by changing some different reagents. Specifically,

- Gold recoveries might be increased by using the collector reagent dithiophosphate (eg. Cytec 404 or 477) instead of using xanthate343 and MIBC.

- The lead concentrate assays 5% zinc, recovering 7.3% of the zinc in the feed. With samples containing copper, such as is seen at El Cometa, the zinc sulphate will react with copper minerals to form copper sulphate which will promote sphalerite flotation thus taking some of the zinc into the lead concentrate. To prevent this, the zinc sulphate reagent should be replaced with zinc oxide.

- A conditioning step before the lead flotation after the reagents are added is also recommended.

Endeavour Silver provided PRA with a new composite sample for the testwork.

16.2.1   Summary of Phase 2 Metallurgical Testing

- The test results showed lead concentrates with grades ranging from 34.6% to 46.5% lead and zinc concentrates with grades ranging from of 34.6% to 45.9% zinc.

- Results from Phase 2 metallurgical testing by PRA were not as good as the results achieved from earlier testing at the SGS-Durango laboratory.

- In particular, PRA was not able to duplicate the results of the best test (#16) done by SGS.

Possible explanations for the differences include the following:

- The feed grade for this sample was lower and this may have contributed somewhat to the poorer results. One thing that did stand out is how active the zinc is in the lead flotation with an average of 37% of the zinc reporting to the lead concentrate.

- The xanthate used was from a different manufacturer, Prospec Chemicals rather than Cytec. However, the final flotation tails in both cases are similar even though the sample tested was slightly different in grade. The zinc in both samples tested was very active.

- Further tests were recommended to reduce the amount of zinc displaced to the lead product.

- Gravity recovery ahead of flotation was tested as one of the objectives at PRA was to improve on the gold recovery. The preliminary gravity stand-alone test result was positive and additional testwork is warranted.

16.3   PHASE 3 METALLURGICAL TESTING

In January, 2008, Phase 3 metallurgical testing by SGS in Durango was conducted on the same sample of material tested by PRA in Vancouver, which is different from the sample used by SGS in Phase 1. PRA did not achieve the same results as SGS so a third phase of testwork was run in an attempt to duplicate the recoveries for lead, zinc, gold and silver obtained by SGS in its first test program.

One mineralized sample (48 kg) was submitted to SGS.

Only one flotation test was carried out on this sample using the same parameters as in Phase 1 Test 16, at a particle size of 70% passing 200 mesh.

16.3.1   Summary of Phase 3 Metallurgical Testing

- Phase 3 test results were similar to Phase 1.

- It is possible to obtain a lead concentrate with suitable grades: 59.32% lead and 7.18% zinc and a zinc concentrate grading 52.91% zinc and 4.37% iron.

- It should also be possible to depress the iron in both concentrates by adding cyanide.

SRK in its March, 2008, Technical Report made the following observations regarding the metallurgical testwork.

"SRK considers the testwork to demonstrate that saleable zinc and lead concentrates can be produced using industry standard technology. Further work is required to refine some parameters which may improve results to date, further mineralogical testwork on a

greater number of samples may assist in this process, a QEMSEM method is recommended.”

“Whilst SRK consider the metallurgical samples used to date to be reasonably representative of the mineralization at El Cometa, further variability testwork is recommended to assess how recovery is affected by grade, in each of the modelled deposit structures and to better represent the likely plant feed should the deposit be mined.”

“Generally speaking, the testwork grades are low compared to similar operations in the larger region. SRK recommends that Endeavour Silver assesses the likely mineral processing costs that would apply to such grades on the basis of the process parameters and recoveries determined to date.”

No further metallurgical testwork was conducted on the El Cometa project during the 2009. Micon recommends that as Endeavour Silver continues to conduct exploration programs in the Parral area it reviews SRK's recommendations with a view to conducting further metallurgical testwork.

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Micon has been retained to provide an independent audit and review of the December 31, 2008 mineral resource estimate generated on the El Cometa property by Endeavour Silver. Endeavour Silver's mineral resource estimate was an in-house estimate based on further exploration conducted in 2008 after the publication of the March, 2008, SRK Technical Report. Micon's audit was conducted to ensure that the resource estimate complied with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions required by Canadian National Instrument 43-101 (NI 43-101).

17.1 GEOLOGICAL MODELING

Endeavour Silver's December 31, 2008, mineral resource estimate of the El Cometa property was generated using Vulcan Geological modeling software. Three-dimensional wireframe models were constructed of the three major structures: La Estrella Vein, El Cometa Vein and Consuelo Breccia. A 1.5 m minimum mining width was used, along with a minimum in-situ metal value of US $100/t, in an attempt to simulate the selective mining method envisioned for the El Cometa property. Where only a low-grade composite was found (with an in-situ metal value of less than US $100/t), a 1.5 m true vein width was modeled. In some areas, the wireframe boundary was expanded, beyond the 1.5 m minimum width, to accommodate thicker vein intersections.

17.2 STATISTICAL AND SPATIAL ANALYSIS

The database used for estimation of the El Cometa mineral resources consists of thirty-two drill holes and a total of 2,188 samples assayed for silver, gold, lead, zinc and copper. Drill hole spacing averaged approximately 51 m in near surface drill intersections and considerably more in holes drilled to test deeper areas of the El Cometa deposit.

Three hundred and twelve samples, representing 199.6 m of drilling, occurred in the 3 veins of interest and only they were used for geological modeling and resource estimation. The vein sample statistics are summarized in Table 17.1.

No 3-D statistical analysis or variography was conducted for the El Cometa property since there was deemed to be insufficient data with which to construct meaningful variograms for the areas of mineralization. For the resource estimate, Endeavour Silver decided to use search directions along the strike and dip of the mineralized zone.

Table 17.1
Summary Statistics of the Vein Samples

La Estrella	Length (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Lead (%)	Zinc (%)
Mean	0.62	0.44	41.3	0.035	1.891	2.687
Max	1.20	2.89	353.0	0.316	9.710	17.850
Q3	0.75	0.55	35.3	0.033	2.645	3.502
Median	0.55	0.29	18.5	0.017	1.040	1.560
Q1	0.50	0.08	2.9	0.005	0.205	0.324
Min	0.30	0.03	2.5	0.000	0.003	0.009
IQR	0.25	0.47	32.4	0.029	2.440	3.179
CV	0.33	1.22	1.80	1.57	1.28	1.35
Number	62	62	62	62	62	62
El Cometa	**Length (m)**	**Gold (g/t)**	**Silver (g/t)**	**Copper (%)**	**Lead (%)**	**Zinc (%)**
Mean	0.60	1.50	51.8	0.148	3.026	2.950
Max	1.20	43.60	790.0	1.410	20.000	15.750
Q3	0.75	1.30	59.0	0.143	3.680	4.250
Median	0.60	0.53	23.0	0.049	1.800	1.700
Q1	0.45	0.24	6.0	0.017	0.520	0.437
Min	0.20	0.02	1.5	0.001	0.038	0.025
IQR	0.30	1.06	53.0	0.126	3.160	3.813
CV	0.33	2.66	1.81	1.68	1.30	1.16
Number	157	157	157	157	157	157
Consuelo Bx	**Length (m)**	**Gold (g/t)**	**Silver (g/t)**	**Copper (%)**	**Lead (%)**	**Zinc (%)**
Mean	0.71	0.70	31.0	0.179	1.174	1.084
Max	1.25	11.40	700.0	1.760	8.490	8.630
Q3	0.90	0.44	25.0	0.210	1.540	1.310
Median	0.65	0.14	7.0	0.038	0.282	0.305
Q1	0.55	0.03	2.5	0.008	0.080	0.070
Min	0.30	0.02	1.5	0.001	0.001	0.008
IQR	0.35	0.42	22.5	0.202	1.460	1.240
CV	0.33	2.49	2.58	1.84	1.41	1.56
Number	93	93	93	93	93	93
ALL	**Length (m)**	**Gold (g/t)**	**Silver (g/t)**	**Copper (%)**	**Lead (%)**	**Zinc (%)**
Mean	0.64	1.05	43.5	0.135	2.248	2.342
Max	1.25	43.60	790.0	1.760	20.000	17.850
Q3	0.76	0.85	42.0	0.121	2.863	3.100
Median	0.60	0.35	16.0	0.033	1.025	1.080
Q1	0.50	0.07	2.5	0.012	0.244	0.242
Min	0.20	0.02	1.5	0.000	0.001	0.008
IQR	0.26	0.78	39.5	0.109	2.618	2.858
CV	0.34	2.88	1.99	1.91	1.44	1.35
Number	312	312	312	312	312	312

17.3   CAPPING OF HIGH GRADE ASSAYS

Endeavour Silver developed basic statistical parameters for raw silver and gold assays. The parameters indicated that the data are positively skewed and that it was necessary to limit the influence of high outlier assays. For this purpose, Endeavour Silver elected to top-cut high assays and make equal length composites within each zone.   To determine appropriate capping for each zone, cumulative frequency plots were examined and a capping threshold was selected. (Figures 17.1 to 17.4) The capping grades used for each metal are shown in Table 17.2.

Table 17.2
Summary of the Capping Grades used for the Various Metals at the El Cometa Property

Metal	Capping Value
Gold	7.05 g/t
Silver	174 g/t
Copper	none
Lead	11.00%
Zinc	12.00%

Table provided by Endeavour Silver Corp.

Figure 17.1
Cumulative Frequency Plot for Gold (g/t) for the El Cometa Property



Figure provided by Endeavour Silver Corp.

Figure 17.2
Cumulative Frequency Plot for Silver (g/t) for the El Cometa Property



Figure provided by Endeavour Silver Corp.

Figure 17.3
Cumulative Frequency Plot for Lead (%) for the El Cometa Property



Figure provided by Endeavour Silver Corp.

Figure 17.4
Cumulative Frequency Plot for Zinc (%) for the El Cometa Property



Figure provided by Endeavour Silver Corp.

17.4 SAMPLE COMPOSITES

Endeavour Silver composited assays to a maximum length of 0.70 m and all remnants were retained. Table 17.3 summarizes the statistics of the capped composites.

Table 17.3
El Cometa Property: Vein Composite Summary Statistics (Capped)

La Estrella	Length (m)	Gold_cap (g/t)	Silver_cap (g/t)	Copper (%)	Lead_cap (%)	Zinc_cap (%)
Mean	**0.61**	**0.41**	**33.6**	**0.033**	**1.78**	**2.26**
Max	0.70	2.33	174.0	0.181	9.71	12.00
Q3	0.70	0.53	35.8	0.038	2.58	3.03
Median	0.70	0.29	13.9	0.017	1.09	1.22
Q1	0.70	0.10	5.0	0.004	0.16	0.28
Min	0.05	0.05	4.0	0.000	0.00	0.01
IQR	0.00	0.43	30.8	0.034	2.42	2.75
CV	**0.30**	**1.07**	**1.27**	**1.32**	**1.24**	**1.19**
Number	66	66	66	66	66	66
Missing		0	0	0	0	0
El Cometa	**Length (m)**	**Gold_cap (g/t)**	**Silver_cap (g/t)**	**Copper (%)**	**Lead_cap (%)**	**Zinc_cap (%)**
Mean	**0.63**	**1.18**	**41.3**	**0.156**	**2.78**	**3.00**
Max	0.70	7.05	174.0	1.110	11.00	12.00
Q3	0.70	1.35	55.5	0.166	3.78	4.59
Median	0.70	0.57	25.4	0.062	2.00	1.97
Q1	0.70	0.30	9.0	0.022	0.73	0.61
Min	0.05	0.03	3.0	0.001	0.05	0.03
IQR	0.00	1.05	46.5	0.144	3.05	3.98
CV	**0.27**	**1.29**	**1.02**	**1.46**	**0.92**	**1.01**
Number	151	151	151	151	151	151
Consuelo BX	**Length (m)**	**Gold_cap (g/t)**	**Silver_cap (g/t)**	**Copper (%)**	**Lead_cap (%)**	**Zinc_cap (%)**
Mean	**0.63**	**0.73**	**22.9**	**0.149**	**1.18**	**1.12**

70

Max	0.70	7.05	174.0	1.623	8.49	8.63
Q3	0.70	0.48	22.8	0.176	1.49	1.37
Median	0.70	0.13	10.1	0.048	0.42	0.49
Q1	0.70	0.05	5.0	0.008	0.10	0.10
Min	0.10	0.00	0.0	0.000	0.00	0.00
IQR	0.00	0.43	17.8	0.168	1.39	1.26
CV	**0.26**	**1.92**	**1.50**	**1.80**	**1.38**	**1.43**
Number	110	110	110	110	110	110
ALL	**Length (m)**	**Gold_cap (g/t)**	**Silver_cap (g/t)**	**Copper (%)**	**Lead_cap (%)**	**Zinc_cap (%)**
Mean	**0.62**	**0.88**	**33.6**	**0.129**	**2.04**	**2.22**
Max	0.70	7.05	174.0	1.623	11.00	12.00
Q3	0.70	0.91	42.3	0.120	3.03	3.01
Median	0.70	0.37	18.0	0.042	1.25	1.11
Q1	0.70	0.10	5.9	0.013	0.27	0.31
Min	0.05	0.00	0.0	0.000	0.00	0.00
IQR	0.00	0.81	36.4	0.107	2.76	2.71
CV	**0.27**	**1.56**	**1.21**	**1.75**	**1.14**	**1.21**
Number	327	327	327	327	327	327

17.5 BLOCK MODEL DESCRIPTION

The resource block models for the El Cometa deposits were constructed in rotated space to fit the general dip and strike of the Cometa vein system, (180° azimuth and -57° dip). A block size of 5 m (northing) by 5 m (easting) was used in the plane of the vein and the length across the structures (z) varied so that a single block covered the entire vein thickness.

17.6 GRADE INTERPOLATION

The method used by Endeavour Silver for silver and gold grade interpolation was Inverse Distance to the power of 3 (ID^3). ID^3 was chosen in order to restrict the influence of samples that were further away when interpolating block grades. Endeavour Silver also tried Inverse Distance weighting to the power of 2 (ID^2). There was found to be only a slight difference in each method, so ID^3 was chosen.

For the resource estimate, Endeavour Silver decided to use search directions which represented the strike and dip of the mineralized zones. To assign grades to the blocks, a two pass approach was taken. The first pass was used to assign grades to the indicated resource blocks. The search radii used in the first pass for all mineralized structures was 30 m x 30 m x 20 m. The second pass search with radii of 100 m x 100 m x 50 m was used to estimate the inferred resource block grades. The second pass was also the same for all vein structures.

The minimum number of samples used in the grade estimation of each block was 2 and maximum 20. The minimum width of the wireframes constructed for mineralized structures was set at 1.5 m. Thus, it was decided that a minimum of two 0.7 m length composites would be required to make an estimate. The average number of composites per drill hole was four. Twenty composites were selected as a maximum to ensure that at least 4 holes would be used to estimate the grade of a block.

A specific gravity of 3.13 t/m^3 was assigned to all blocks.

17.7 ENDEAVOUR SILVER MINERAL RESOURCE ESTIMATE AS OF DECEMBER 31, 2008

The El Cometa mineralization is polymetallic and, therefore, each sampled intersection was assigned a value based on the estimated net smelter return (NSR). The economic assumptions used to calculate the NSR are summarized in Table 17.4. Metal prices were based on the New York gold price and the London silver, lead and zinc prices at the end of December, 2008. The metallurgical recovery is based on the metallurgical testwork described in Section 16. Endeavour Silver plans to produce zinc and lead concentrates for sale to a Mexican smelter.

Table 17.4
Net Smelter Return (NSR) Cut-off Parameters for Endeavour Silver's Cometa Deposit

Description	Parameter
Gold Price	US $900 per oz
Silver Price	US $12 per oz
Lead Price	US $0.50 per lb
Zinc Price	US $0.50 per lb
Gold Recovery (Overall)	75%
Silver Recovery (Overall)	71%
Lead Recovery (Overall)	80%
Zinc Recovery (Overall)	74%
Smelter Terms	Based on generic contract

The cut-off NSR value for reporting mineral resources was based on a review of operating costs at existing Endeavour Silver operations. The review indicated that a total operating cost of approximately US $55/t, and a direct operating cost of approximately US $40/t can be expected for El Cometa.

The detailed mineral resources for the El Cometa property are summarized in Tables 17.5 and 17.6. Figures 17.5, 17.6 and 17.7 are longitudinal sections showing the resources for the El Cometa vein, the Consuelo Breccia and the La Estrella vein, respectively, based on the NSR values.

The mineral resource estimate has been reviewed and audited by Micon. It is Micon's opinion that the December 31, 2008, mineral resource estimate has been prepared in accordance with the CIM standards and definitions for mineral resource estimates and that Endeavour Silver can use the mineral resource estimate as a basis for further exploration and economic evaluation of the El Cometa property.

Micon believes that no environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues exist which would adversely affect the mineral resources estimated above. However, mineral resources that are not mineral reserves do not have demonstrated economic viability. There are currently no mineral reserves on the El Cometa property.

Table 17.5
El Cometa Property Mineral Resource Estimate as of December 31, 2008

Resource Category	Vein	Tonnes	Grade					Metal Content				
			Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Copper (%)	Gold Ounces	Silver Ounces	Lead Tonnes	Zinc Tonnes	Copper Tonnes
Indicated	El Cometa	590,000	1.45	52	3.38	3.38	0.21	27,400	986,200	19,900	19,900	1,200
	Consuelo Breccia	231,000	1.93	47	2.72	2.20	0.26	14,300	350,100	6,300	5,100	600
	La Estrella	113,000	0.57	37	3.05	4.32	0.04	2,100	135,100	3,400	4,900	0
	Total	**934,000**	**1.46**	**49**	**3.18**	**3.20**	**0.20**	**43,800**	**1,471,400**	**29,600**	**29,900**	**1,800**
Inferred	El Cometa	373,000	1.41	58	3.22	2.86	0.24	17,000	689,000	12,000	10,700	900
	Consuelo Breccia	106,000	2.08	77	2.52	1.76	0.37	7,100	260,000	2,700	1,900	400
	La Estrella	49,000	0.33	56	2.41	3.98	0.05	500	86,500	1,200	2,000	0
	Total	**528,000**	**1.45**	**61**	**3.00**	**2.74**	**0.25**	**24,600**	**1,035,500**	**15,900**	**14,600**	**1,300**

Table provided by Endeavour Silver Corp.

Table 17.6
Summary of the El Cometa Property Mineral Resource Estimate as of December 31, 2008

Classification	Tonnes	Silver (g/t)	Gold (g/t)	Silver ounces	Gold ounces	Zinc (%)	Lead (%)
Indicated	934,000	49	1.46	1,471,400	43,800	3.20	3.18
Inferred	528,000	61	1.45	1,035,500	24,600	2.74	3.00

Figure 17.5
Longitudinal Section showing the Resources for the El Cometa Vein



Figure provided by Endeavour Silver Corp.

Figure 17.6
Longitudinal Section showing the Resources for the Consuelo Breccia



S
RESOURCES CONSUELO BRECCIA
LONGITUDINAL SECTION S-N LOOKING AT WEST
N
WORIKINGS ON EL COMETA VEIN
EL COMETA SHAFT
SAN JUANICO SHAFT
EL COMETA CLAIM
AMP. SAN JUANICO CLAIM
1700 m
1650 m
1600 m
1550 m
1500 m
1450 m
1400 m
1350 m
1300 m
CM17-3
CM15-5
CM18-3
CM13-2
CM19-3
CM15-1
CM14-5
CM17-2
CM16-2
CM18-2
CM15-4
CM19-1
CM13-5
CM16-1
CM18-1
CM17-1
CM14-2
CM13-3
CM19-2
CM15-2
CM18-4
CM14-4
CM17-4
CM14-3
CM15-3
?
NSR LEGEND
> $150
$125 - $150
$100 - $125
$75 - $100
$50 - $75
< $50
FINISHED HOLES
SCALE
0 25 50 75 150
Meters
ENDEAVOUR SILVER

Figure provided by Endeavour Silver Corp.

Figure 17.7
Longitudinal Section showing the Resources for the La Estrella Vein



Figure provided by Endeavour Silver Corp.

17.8   MICON COMMENTS AND RECOMMENDATIONS

- Endeavour Silver built the El Cometa vein wireframe models using a minimum mining width and a minimum in-situ value to select the mineralization to be modeled as vein material. In Micon's opinion, a geological model used for mineral resource estimation should model the geological features and attributes which control the location and style(s) of mineralization. It is recommended that in future, full vein geological models be constructed.

- The analysis used by Endeavour Silver, to determine whether capping of high grades was necessary and what capping threshold was appropriate, considered all vein material at once. This implies that the metals have the same distributions and relative concentrations in each of the 3 mineralized zones (La Estrella vein, El Cometa vein and Consuelo Breccia). This is rarely the case, so Micon's practice is to analyze each mineralized structure independently, as shown in Table 17.1.

- The cumulative frequency plot is one of several tools available to display a population of data for the purpose of selecting a capping threshold. In Micon's experience, the lognormal probability plot is a superior tool since lognormally distributed data are expected to plot as a straight line and outlier data are easier to identify. The coefficient of variation (CV) is a useful statistic to determine whether capping should be considered.

- The block modeling and compositing approaches are mismatched. The block model had 1 block of variable length to accommodate the entire vein thickness, but uniform 0.7 m composites were used in the estimate. Constructing this type block model implies that the grade of the vein is uniform across its thickness, in which case the sample data should be composited in the same way. If, however, it is believed that the grade varies across the vein's thickness and one wishes to model this variability, a model should be built containing several blocks across the thickness, and uniform composites. In the case of La Estrella, which is quite thin and has clearly defined contacts, the current model with variable length composites (one per drill intersection) is appropriate. In the case of a wider structure like the El Cometa, where the hanging wall contact is less clear and there is an opportunity to selectively mine a part of the vein, a model composed of small blocks, along with uniform length composites is considered more appropriate.

- The El Cometa and Consuelo Breccia models contain a hard boundary along the fault which displaces both structures between cross-sections 15 and 16. Micon questions the necessity of this hard boundary, given that material outside of the veins was not modeled.

- In Micon's opinion, the assumption that there was insufficient information at El Cometa to produce meaningful variograms is premature. This hypothesis should have been tested. Variogram analysis can enhance the understanding of a mineral deposit,

particularly regarding directions of continuity. It can also provide data to support the selection of search ellipsoid radii and resource classification criteria for ID^2 and ID^3 estimates.

18.0   OTHER RELEVANT DATA AND INFORMATION

All relevant data and information regarding Endeavour Silver's El Cometa property within the Parral project is included in other sections of this report.

19.0   INTERPRETATION AND CONCLUSIONS

Endeavour Silver first acquired the rights to the El Cometa property in August, 2006, upon its Mexican subsidiary's optioning of the property from its registered owner. In August, 2009, Minera Plata exercised its purchase option by making the final option payment. Minera Plata currently holds a 100% undivided interest in the El Cometa concession. Also in 2009, Endeavour Silver announced that it had acquired an option to purchase the San Juanico property, located adjacent to the El Cometa concession. The El Cometa and San Juanico properties constitute the current components within Endeavour Silver's Parral project.

Drilling commenced on the El Cometa property in December, 2006, after Endeavour Silver completed a survey of the old mine infrastructure, buildings and roads on the mineral concession. By the end of 2007, a total of 27 diamond drill holes had been completed for a total of 9,335.83 m.   Endeavour Silver spent a total of US $1,178,494 on exploration activities during the 2006 and 2007 work seasons.

The mineralization intersected by Endeavour Silver's 2006 to 2007 drilling program on the El Cometa project is between 120 m and 430 m below surface over a 400 m strike length.

SRK generated a mineral resource estimate based on Endeavour Silver's 2006 to 2007 drilling results with the details of the estimate published in a March, 2008, Technical Report.

It is not known if there were any historical resource and reserve estimates completed on the El Cometa property prior to the March, 2008, SRK Technical Report. However, since there was only limited historical production and no previous drilling it is reasonable to assume that no historical resource or reserve estimates were completed on the property.

Subsequent to the SRK report, Endeavour Silver drilled 6 additional holes totalling 1,800.20 m and spent approximately US $430,000 on the El Cometa drilling program, in 2008.

Endeavour Silver's limited 2008 surface diamond drilling program on the property was undertaken to tighten up the drill spacing to approximately 40 m centres in a portion of the El Cometa deposit, to permit preliminary mine planning and economic analysis. All of the in-fill holes intersected polymetallic mineralization and helped to further define the El Cometa vein system. The 2008 drilling program was successful in meeting its objectives.

Since the 2008 drilling program continued to return encouraging results and indicate that the mineralization is still open both to depth and along both strike directions, Endeavour Silver plans to conduct surface diamond drilling on the adjoining San Juanico property to define the extension of the mineralization located on the El Cometa property

Micon reviewed the samples and sampling procedures undertaken by Endeavour Silver at the El Cometa property during the 2008 program.   Micon believes that the samples are representative of the geology encountered in the drilling program and that the samples were taken in such a manner as to minimize any sampling bias.

Micon has reviewed Endeavour Silver's initial QA/QC protocols and generally agrees with them It should be noted that Endeavour Silver's QA/QC protocols were not implemented during the 2008 drilling program; standards were not available and therefore not inserted into the sample stream and check assay samples were not sent to an independent laboratory. It is understood that Endeavour Silver plans to remedy the latter omission and Micon strongly recommends that this be done before the next mineral resource estimate is generated.

Through acquiring the El Cometa property, Endeavour Silver is in the position of having acquired a property in a historical mining district in Mexico that has not been subjected fully to modern exploration concepts and technology. The property holds the potential for the discovery of mineralized deposits of similar character and grade as those exploited in the district in the past.

The El Cometa project should be considered as an early to mid-stage exploration project upon which Endeavour Silver has begun to conduct further exploration and drilling in order to gain a better understanding of the nature and extent of the mineralization located both on the El Cometa property, as well as on adjacent properties.

Endeavour Silver built the El Cometa property wireframe models using a minimum mining width and a minimum in-situ value to select the mineralization to be modeled as vein material. In Micon's opinion, a geological model used for mineral resource estimation should model the geological features and attributes which control the location and style(s) of mineralization. It is recommended that in future, full vein geological models be constructed.

The analysis used by Endeavour Silver, to determine whether capping of high grades was necessary and what capping threshold was appropriate, considered all vein material at once. This implies that the metals have the same distributions and relative concentrations in each of the 3 mineralized zones (La Estrella vein, El Cometa vein and Consuelo breccia). This is rarely the case, and Micon's practice is to first analyze each mineralized structure independently.

The cumulative frequency plot is one of several tools available to display a population of data for the purpose of selecting a capping threshold. In Micon's, experience, the lognormal probability plot is a superior tool since lognormally distributed data are expected to plot as a straight line and outlier data are easier to identify. Micon has also found that the coefficient of variation is a useful statistic to help determine whether capping should be considered.

The block modeling and compositing approaches are not matched to one another; the block model has 1 block of variable height which covers the entire vein thickness, but uniform 0.7 m length composites were used in the estimate. Constructing this type block model implies that the grade of the vein is uniform across its thickness, in which case the sample data should be composited in the same way. If, however, it is believed that the grade varies across the vein's thickness and one wishes to model this variability, a model should be built containing several blocks across the thickness, and uniform length composites should be generated. In the case of La Estrella, which is quite thin and has clearly defined contacts, the

current model with variable length composites (one per drill intersection) is appropriate. In the case of a wider structure like the El Cometa vein, where the hanging wall contact is less clear and there is an opportunity to selectively mine a part of the vein, a model composed of small blocks should be used, along with uniform length composites.

The El Cometa and Consuelo Breccia models each contain a hard boundary along the fault which displaces both structures between cross-sections 15 and 16. Micon questions the necessity of this hard boundary, given that material outside of the veins was not modeled.

In Micon's opinion, the assumption that there was insufficient information at Parral to produce meaningful variograms is premature. This hypothesis should have been tested. Variogram analysis can enhance the understanding of a mineral deposit, particularly regarding directions of continuity. It can also provide data to support the selection of search ellipsoid radii and resource classification criteria to be used in ID^2 and ID^3 estimates.

Using the new drilling data obtained from the 2008 program, Endeavour Silver exploration staff re-estimated the resources at El Cometa as of December 31, 2008. This resource estimate used lower metal prices and a higher cut-off grade than those used in the earlier estimate by SRK. The cut-off grade for Indicated and Inferred Resources for El Cometa was US $40 NSR, based on metal prices of US $12/oz silver, US $900/oz gold, US $0.50/ lb lead, US $0.50/lb zinc. Metallurgical recoveries used were 71% for silver, 75% for gold, 80% for lead and 74% for zinc. The resources are summarized in Table 19.1.

Table 19.1
Summary of the El Cometa Property Mineral Resource Estimate as of December 31, 2008

Classification	Tonnes	Silver (g/t)	Gold (g/t)	Silver ounces	Gold ounces	Zinc (%)	Lead (%)
Indicated	934,000	49	1.46	1,471,400	43,800	3.20	3.18
Inferred	528,000	61	1.45	1,035,500	24,600	2.74	3.00

The mineral resource estimate has been reviewed and audited by Micon. It is Micon's opinion that the December 31, 2008, mineral resource estimate has been prepared in accordance with the CIM standards and definitions for mineral resource estimates and that Endeavour Silver can use the mineral resource estimate as a basis for further exploration and economic evaluation of the El Cometa property.

Micon believes that no environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues exist which would adversely affect the mineral resources estimated above. However, mineral resources that are not mineral reserves do not have demonstrated economic viability. There are currently no mineral reserves on the El Cometa project or property.

20.0 RECOMMENDATIONS

Based on the positive results obtained from the 2008 drilling program and previous programs Endeavour Silver has decided to continue with its exploration program on the El Cometa property.

As part of its ongoing exploration at the El Cometa project, Endeavour Silver plans to conduct surface diamond drilling on the adjoining San Juanico property on which it acquired the option in 2009. The objective will be to extend the resources on the El Cometa property onto the San Juanico property. If current resources can be increased sufficiently (doubled), Endeavour Silver believes that its Parral project should have a suitable critical mass upon which to conduct a preliminary economic assessment.

The El Cometa and San Juanico properties have excellent access and infrastructure, being located on the outskirts of the city of Parral, and less than 2 km from the government processing plant. Endeavour Silver plans to commence a Phase 1 exploration drilling program at San Juanico in the first quarter of 2010. A total of 9,000 m of drilling is planned at an estimated cost of USD $1,543,500 as detailed in Table 20.1 and Figure 20.1.

Endeavour Silver plans to continue exploration in the Parral district, to determine whether or not sufficient resources can be outlined to support the purchase or construction of a central mineral processing facility.

Table 20.1
San Juanico Property – Exploration Budget for 2010

Activity Description (units)	Units	Unit Cost (US $)	Total Cost (US $)
Assays (sample)	3,000	40	120,000
Consultants (days)	30	1,200	36,000
Surface diamond drilling (m)	9,000	125	1,125,000
Field and office supplies (weeks)	25	1,300	32,500
Housing and food (weeks)	25	1,000	25,000
Geology and engineering personnel (weeks)	25	3,500	87,500
Salaries – Labour (weeks)	25	1,000	25,000
Trenches, roads, drill pads and reclamation (weeks)	25	1,500	37,500
Travel and lodging (weeks)	25	400	10,000
Vehicle inc. gasoline, repair and maintenance (weeks)	25	400	10,000
Surface use agreements (months)	6	5,000	30,000
Expenses non deductable (weeks)	25	200	5,000
Total			**1,543,500**

Table supplied by Silver Corp.

Micon has reviewed Endeavour Silver's proposal for further exploration on its El Cometa and San Juanico properties. Micon recommends that Endeavour Silver conducts the exploration program as proposed subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

Figure 20.1
Longitudinal Projection (looking west) of the Proposed 2010 Drilling Program on the San Juanico Property


S
LONGITUDINAL SECTION EL COMETA VEIN
S-N LOOKING AT WEST
N
FINISHED HOLES
PROPOSED DRILLING SAN JUANICO
EL COMETA SHAFT
EL COMETA MINE
SAN JUANICO SHAFT
DOLORES SHAFT
DOLORES
EL COMETA CLAIM
AMP. SAN JUANICO
1700 m
1650 m
1600 m
1550 m
1500 m
1450 m
1400 m
1350 m
1300 m
CM14-1 CM13-6 CM12-1
CM13-1
CM17-3 CM15-5 CM12-2
CM13-2
CM18-3 CM15-1 CM14-5
CM19-3 CM13-4
CM17-2 CM16-2 CM15-4 CM14-2 CM13-5 CM11-1
CM18-2
CM19-1 CM17-1 CM16-1 CM15-2 CM14-4 CM13-3
CM18-1
CM19-2
CM18-4
CM14-3
CM17-4
CM15-3
SJ10-A SJ9-A SJ8-A SJ7-A SJ6-A SJ5-A SJ4-A SJ3-A SJ2-A SJ1-A SJ0-A
SJ10-B SJ9-B SJ8-B SJ7-B SJ6-B SJ5-B SJ4-B SJ3-B SJ2-B SJ1-B SJ0-B
SJ8-C SJ7-C SJ6-C SJ5-C SJ4-C SJ3-C SJ2-C
SJ6-D SJ5-D SJ4-D SJ3-D
ENDEAVOUR SILVER
SCALE
0 25 50 100 200
Meters

Figure supplied by Endeavour Silver Corp.

Through its acquisition of the El Cometa property and option on the San Juanico property, Endeavour Silver has acquired or optioned properties for its Parral project with the potential to yield significant silver in addition to other mineralization. Micon agrees with the general direction of Endeavour Silver's initial and proposed exploration programs for the properties. After auditing the geological models and mineral resource estimates generated by Endeavour Silver, Micon finds the methodology to acceptable for use on an early to mid-stage project like Parral and makes the following recommendations for improvements to be applied to future estimates:

1) Micon recommends that Endeavour Silver ensure that its standard QA/QC procedures are followed and that the QA/QC results are reviewed after the receipt of each lot of sample results. This will allow Endeavour Silver to identify any issues with assay data and address them in a timely manner.

2) Micon recommends that Endeavour Silver ensure that down-hole survey data are collected in each new drill hole and, if possible, in holes from the 2008 program for which no surveys are available. This will have even greater importance during in-fill

drilling campaigns when the drill hole spacing decreases and specific locations are targeted.

3) Micon recommends that Endeavour Silver build geological models which are based on the geological features and attributes which control the location and style(s) of mineralization, rather than on mining parameters (grade and minimum mining width).

4) Micon recommends that Endeavour Silver build geological models which include the entire mineralized zone(s) as opposed to the portion that appears to have the highest grade.

5) Micon recommends that Endeavour Silver analyze the statistics of each mineralized structure independently to determine the individual data distributions and relative metal concentrations of each sample population. The analysis to determine thresholds for capping high grade, outlier data should also be applied to each deposit or mineralized zone individually.

6) Micon recommends that Endeavour Silver match the type of sample composite to the type of block model to be used as the basis for resource estimation. A block model containing blocks the heights of which vary in order to include the entire vein thickness should be matched with variable length composites that do the same. Similarly, a block model consisting of several standard size blocks across the mineralized zone should be matched with uniform length sample composites.

7) Micon recommends that Endeavour Silver review the necessity of a "hard boundary" along the fault which displaces the El Cometa and Consuelo Breccia between cross-sections 15 and 16.

8) Micon recommends that Endeavour Silver calculate semi-variograms of each metal in each mineralized zone or deposit to aid in the determination of their directions of continuity. These data can also provide support for the selection of search ellipsoid radii and resource classification criteria.

MICON INTERNATIONAL LIMITED

"William J. Lewis"

William J. Lewis, B.Sc., P.Geo.
Senior Geologist   March 15, 2010

"Thomas C. Stubens"

Thomas C. Stubens, M.A.Sc., P.Eng.,
Senior Geologist   March 15, 2010

21.0   REFERENCES

Clark, K.F. and Melendez L.R., (1994), Gold and Silver Deposits in Mexico, contained in the MDRU Short Course #16, Metallogeny of Mexico, Short Course notes, Unpagenated.

Dominguez, H., (1902), The District of Hidalgo del Parral, Mexico, in 1820, contained in the Transactions of the American Institute of Mining Engineers, Volume XXXII, pages 459 to 477

Flippin, J.R. (1889), Sketches from the Mountains of Mexico, 433 p.

Southworth, J. R., (1905), Las Minas de México (Edición Ilustrada) Historia, Geologia, Antigua Mineria y Descipción General de los Estados Mineros de la República Mexicana, En Español é Inglés, 260 p.

SRK Consulting, (2008), NI 43-101 Technical Report Audit of the resource Estimate for the El Cometa Project, Chihuahua State, Mexico, 55 p.

CERTIFICATE OF AUTHOR
WILLIAM J. LEWIS

As a co-author of this Technical Report on the Parral Project (El Cometa Property) for Endeavour Silver Corp., in Chihuahua State, Mexico, I, William J. Lewis do hereby certify that:

1)   I am employed by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon-international.com;

2)   I hold the following academic qualifications:

B.Sc. (Geology)   University of British Columbia 1985

3)   I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of Manitoba (Membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

- Association of Professional Engineers and Geoscientists of British Columbia (Member # 20333)
- Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Member #1450)
- Association of Professional Geoscientists of Ontario (Member # 1522)
- The Geological Association of Canada (Associate Member # A5975)
- The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

4)   I have worked as a geologist in the minerals industry for 25 years;

5)   I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 5 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

6)   I have not visited the El Cometa property;

7)   I have had no prior involvement with the mineral properties in question;

8)   As of the date of this certificate to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)   I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

10)   I have read the NI 43-101 Instrument and this Technical Report has been prepared in compliance with this Instrument.

11)   I am responsible for the preparation all sections except Sections 14 and 17 of this Technical Report dated March 15, 2010 and entitled "NI 43-101 Technical Report Audit of the Mineral Resource Estimate for the Parral Project (El Cometa Property), Chihuahua State, Mexico".

Dated this 15th day of March, 2010

"William J. Lewis"

William J. Lewis, B.Sc., P.Geo.
Senior Geologist,

CERTIFICATE OF AUTHOR
THOMAS C. STUBENS

I, Thomas C. Stubens, of Vancouver, British Columbia, do hereby certify that as a co-author of this Technical Report on the Parral Project (El Cometa Property) for Endeavour Silver Corp., in Chihuahua State, Mexico, I hereby make the following statements:

1)   I am a Senior Geologist with Micon International Limited with a business address at 205-700 West Pender St., Vancouver, British Columbia, V6C 1G8.

2)   I am a graduate of the Universities of Toronto and British Columbia, (B.A.Sc, 1978 and M.A.Sc., 1989 respectively).

3)   I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License #28367).

4)   I have practiced my profession continuously since graduation.

5)   I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.

6)   My relevant experience with respect to the Parral Project (El Cometa Property) includes 30 years of post-graduate experience, 20 years of which are in the fields of geological modeling and geostatistical resource estimation.

7)   I am responsible for the preparation of Sections 14 and 17 of this Technical Report dated March 15, 2010 and entitled "NI 43-101 Technical Report Audit of the Mineral Resource Estimate for the Parral Project (El Cometa Property), Chihuahua State, Mexico"

8)   I have no prior involvement with the Property that is the subject of the Technical Report.

9)   I visited the El Cometa property on January 12 and 13, 2010

10)   As of the date of this Certificate, to my knowledge, information, and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

11)   I am independent of the Issuer as defined by Section 1.4 of the Instrument.

12)   I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this xxth day of month, year at Vancouver, British Columbia.

"Thomas C. Stubens"

Thomas C. Stubens, M.A.Sc., P.Eng.
Senior Geologist
Micon International Limited

APPENDIX 1

GLOSSARY OF MINING TERMS

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms that may be used in this Technical Report.

A

Adit	A horizontal passage from the surface into the mine providing access to a mineral deposit.
Ag	Silver.
Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained..
Au	Gold.

B

Backfill	Waste material used to fill the void created by mining an orebody.
Ball mill	A steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.
Base metal	Any non-precious metal (eg. copper, lead, zinc, nickel, etc.).
Blasthole	A drill hole in a mine that is filled with explosives in order to blast loose a quantity of rock.
Block caving	An inexpensive method of mining in which large blocks of ore are undercut, causing the ore to break or cave under its own weight.
Bulk mining	Any large-scale, mechanized method of mining involving many thousands of tonnes of ore being brought to surface per day.
Bulk sample	A large sample of mineralized rock, frequently hundreds of tonnes, selected in such a manner as to be representative of the potential mineral deposit being sampled. Used to determine metallurgical characteristics.
Bullion	Metal formed into bars or ingots.
Byproduct	A secondary metal or mineral product recovered in the milling process.

C

Calcine	Name given to concentrate that is ready for smelting (i.e. the sulphur has been driven off by oxidation).
Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.

Channel sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.
Chip sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.
Chute	An opening, usually constructed of timber and equipped with a gate, through which ore is drawn from a stope into mine cars.
CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council from time to time.
CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.
Concentrate	A fine, powdery product of the milling process containing a high percentage of valuable metal.
Contact	A geological term used to describe the line or plane along which two different rock formations meet.
Core	The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.
Core sample	One or several pieces of whole or split parts of core selected as a sample for analysis or assay.
Cross-cut	A horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other orebody. Also used to signify that a drill hole is crossing the mineralization at or near right angles to it.
Cu	Copper.
Custom smelter	A smelter which processes concentrates from independent mines. Concentrates may be purchased or the smelter may be contracted to do the processing for the independent company.
Cut-off grade	The lowest grade of mineralized rock that qualifies as ore grade in a given deposit, and is also used as the lowest grade below which the mineralized rock currently cannot be profitably exploited. Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.
Cyanidation	A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving it in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.
Cyanide	A chemical species containing carbon and nitrogen used to dissolve gold and silver from ore.

D

Dacite	The extrusive (volcanic) equivalent of quartz diorite.

Decline	A sloping underground opening for machine access from level to level or from surface; also called a ramp.
Deposit	An informal term for an accumulation of mineralization or other valuable earth material of any origin.
Development	Underground work carried out for the purpose of opening up a mineral deposit. Includes shaft sinking, cross-cutting, drifting and raising.

Development drilling

Drilling to establish accurate estimates of mineral resources or reserves.

Dilution	Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.
Diorite	An intrusive igneous rock composed chiefly of sodic plagioclase, hornblende, biotite or pyroxene.
Dip	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.
Drift	A horizontal or nearly horizontal underground opening driven along a vein to gain access to the deposit.

E

Ejido	A local community of people who own the surface rights to an area of land

Endeavour Silver

Endeavour Silver Corp., including, unless the context otherwise requires, the Company's subsidiaries.

Epithermal	Hydrothermal mineral deposit formed within one kilometre of the earth's surface, in the temperature range of 50–200°C.

Epithermal deposit

A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals or, more rarely, base metals.

Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

F

Face	The end of a drift, cross-cut or stope in which work is taking place.
Fault	A break in the Earth's crust caused by tectonic forces which have moved the rock on one side with respect to the other.

Flotation	A milling process in which valuable mineral particles are induced to become attached to bubbles and float as others sink.
Fold	Any bending or wrinkling of rock strata.
Footwall	The rock on the underside of a vein or ore structure.
Fracture	A break in the rock, the opening of which allows mineral-bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

G

g/t	Grams per metric tonne.
Galena	Lead sulphide, the most common ore mineral of lead.
gpt	Grams per metric tonne.
Grade	Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass. With gold, this term may be expressed as grams per tonne (g/t) or ounces per tonne (opt).
Gram	0.0321507 troy ounces.

H

Hangingwall	The rock on the upper side of a vein or ore deposit.
High grade	Rich ore. As a verb, it refers to selective mining of the best ore in a deposit.
Host rock	The rock surrounding an ore deposit.
Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.

I

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

> An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intrusive A body of igneous rock formed by the consolidation of magma intruded into other

K

km Kilometre(s). Equal to 0.62 miles.

L

Leaching The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating solutions.

Level The horizontal openings on a working horizon in a mine; it is customary to work mines from a shaft, establishing levels at regular intervals, generally about 50 m or more apart.

Limestone A bedded, sedimentary deposit consisting chiefly of calcium carbonate.

M

m Metre(s). Equal to 3.28 feet.

Marble A metamorphic rock derived from the recrystallization of limestone under intense heat and pressure.

Measured Mineral Resource

> A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metallurgy The science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes.

Metamorphic	Affected by physical, chemical, and structural processes imposed by depth in the earth's crust.
Mill	A plant in which ore is treated and metals are recovered or prepared for smelting; also a revolving drum used for the grinding of ores in preparation for treatment.
Mine	An excavation beneath the surface of the ground from which mineral matter of value is extracted.
Mineral	A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

Mineral Concession

That portion of public mineral lands which a party has staked or marked out in accordance with federal or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

Mineralization	The process or processes by which mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.

Mineral Resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term mineral resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase reasonable prospects for economic extraction implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically extractable. The term mineral resource used in this AIF is a Canadian mining term as defined in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM), Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000 (the CIM Standards).

N

Net Smelter Return

A payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

O

Open Cut   A term sometimes used to differentiate mining workings which are excavated beneath the surface of the ground but remain exposed to the surface.

Ounce   A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from an imperial ounce which weigh 28.4 grams.

Outcrop   An exposure of rock or mineral deposit that can be seen on surface, that is, not covered by soil or water.

Oxidation   A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral.

oz   Ounce

oz/t or opt   Ounces per metric tonne

P

Pb   Lead

Plant   A building or group of buildings in which a process or function is carried out; at a mine site it will include warehouses, hoisting equipment, compressors, maintenance shops, offices and the mill or concentrator.

Pyrite   A common, pale-bronze or brass-yellow, mineral. Pyrite has a brilliant metallic luster and has been mistaken for gold. Pyrite is the most wide-spread and abundant of the sulfide minerals and occurs in all kinds of rocks.

Q

Qualified Person Conforms to that definition under NI 43-101 for an individual: (a) to be an engineer or geoscientist with at least five years' experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) to have experience relevant to the subject matter of the mineral project and the technical report; and (c) to be a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance

with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member.

R

Raise   A vertical hole between mine levels used to move ore or waste rock or to provide ventilation.

Ramp   An inclined underground tunnel which provides access for exploration or a connection between levels of a mine.

Reclamation The restoration of a site after mining or exploration activity is completed.

Recovery Rate A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of the material recovered compared to the total material present.

Refining   The final stage of metal production in which impurities are removed from the molten metal.

Refractory ore Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to effect the full recovery of the valuable minerals.

S

Shaft   A vertical passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.

Shoot   A concentration of mineral values; that part of a vein or zone carrying values of ore grade.

Skarn   Name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolostone formation.

Sphalerite A zinc sulphide mineral; the most common ore mineral of zinc.

Stockpile   Broken ore heaped on surface, pending treatment or shipment.

Stope   An area in an underground mine where ore is mined.

Strike   The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

Stringer   A narrow vein or irregular filament of a mineral or minerals traversing a rock mass.

Sulphides   A group of minerals which contains sulfur and other metallic elements such as copper and zinc. Gold is usually associated with sulphide enrichment in mineral deposits.

T

Tailings   Material rejected from a mill after most of the recoverable valuable minerals have been extracted.

Tailings pond   A low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.

Tonne   A metric ton of 1,000 kilograms (2,205 pounds).

Tunnel   A horizontal underground opening, open to the atmosphere at both ends.

V

Vein   A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.

W

Wall rocks   Rock units on either side of an orebody. The hanging wall and footwall rocks of an orebody.

Waste   Unmineralized, or sometimes mineralized, rock that is not minable at a profit.

Z

Zn   Zinc

Zone   An area of distinct mineralization.